GDH 廣南(集團)有限公司
香港干諾道西167號天津大廈15樓
GUANGNAN (HOLDINGS) LIMITED
15/F., Tianjin Building, 167 Connaught Road West, H.K.
Tel: (852) 2828 3938 Fax: (852) 2583 9288

2 October 2002

02055283

Exemption No. 82-5425

The U.S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room ~~3099~~ 3011 3-2
Office of International Corporate Finance
Mail Stop 3-7
Washington D. C. 20549

RECEIVED OCT 07 2002

SUPPL

Re: Guangnan (Holdings) Limited 82-4725
12g3-2(b) Exemption No: ~~82-5425~~

In relation to Guangnan (Holdings) Limited, a company incorporated in Hong Kong, please find furnished herewith the below documents from 10 July 2002 up to 30 September 2002 pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

PROCESSED
OCT 23 2002
THOMSON FINANCIAL

(1) Annual Reports and Circulars:

- 2002 Interim Report

(2) Press Announcements:

- Appointment and Resignation of Directors 31 July 2002
- Interim Results for the six months ended 30 June 2002 12 Sep 2002

(3) Notice Pursuant to Securities (Disclosure of Interests) Ordinance

A. Director's Notice

- Mr. Liang Jianqin: 31 July 2002
- Mr. Li Li: 31 July 2002
- Ms. Hou Zhuobing: 31 July 2002

dlw 10/9

(4) Statutory Returns filed with Hong Kong Companies Registry :

Annual Return for the year 2002
Two sets of Form D2 dated 10 July 2002 and 31 July 2002
Form R1 dated 18 September 2002

For and on behalf of
GUANGNAN (HOLDINGS) LIMITED

Lorraine Cheung
Company Secretary

Encl.

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

Interim Report 2002

廣南(集團)有限公司(「本公司」)的董事會欣然公佈，本公司及其附屬公司(「本集團」)於截至二零零二年六月三十日止六個月連同比較數字的未經審核綜合中期業績。此等業績已經由本公司核數師畢馬威會計師事務所及本公司的審核委員會審閱。

中期業績

(以港幣列示)

綜合損益表截至二零零二年六月三十日止六個月—未經審核

		截至六月三十日止六個月	
		二零零二年	二零零一年
	附註	千元	千元 (附註3)
營業額	2	**892,392**	1,050,409
銷售成本		**(787,329)**	(948,600)
毛利		**105,063**	101,809
其他收益		**7,872**	24,587
其他收入淨額		**1,301**	5,087
分銷成本		**(28,188)**	(89,296)
行政費用		**(27,781)**	(43,095)
其他經營費用		**(3,815)**	(7,677)
經營溢利／(虧損)		**54,452**	(8,585)
非經營收入	4	**16,143**	13,665
非經營費用	5	**–**	(14,113)
融資成本	6(a)	**(6,203)**	(333)
應佔聯營公司溢利減虧損		**105**	1,699
除稅前日常業務溢利／(虧損)	6	**64,497**	(7,667)
稅項	7	**(6,125)**	(1,834)
除稅後日常業務溢利／(虧損)		**58,372**	(9,501)
少數股東權益		**(2,299)**	(307)
股東應佔溢利／(虧損)		**56,073**	(9,808)
轉撥往其他儲備		**1,198**	無
每股溢利／(虧損)			
基本	8(a)	**0.62仙**	(0.12)仙
攤薄	8(b)	**0.59仙**	不適用
中期股息		**無**	無

第6至15頁的附註為本中期財務報告的組成部份。

綜合資產負債表於二零零二年六月三十日
（以港幣列示）

	附註	於二零零二年六月三十日（未經審核）千元	於二零零一年十二月三十一日（經審核）千元
非流動資產			
固定資產			
－投資物業	9	**104,055**	104,044
－其他物業、廠房及設備		**288,079**	293,802
		392,134	397,846
在建工程		**4,373**	－
佔聯營公司權益		**140,100**	152,238
投資證券		**1,079**	1,079
遞延稅項資產		**4,957**	4,957
負商譽		**(19,415)**	(20,250)
		523,228	535,870
流動資產			
存貨		**112,519**	77,337
業務及其他應收款項	10	**134,963**	102,876
其他證券		**4,819**	14,240
現金及現金等值項目		**202,442**	228,001
		454,743	422,454
流動負債			
計息借款		**59,383**	105,877
業務及其他應付款項	11	**325,495**	277,593
稅項		**7,306**	5,136
		392,184	388,606
流動資產淨值		**62,559**	33,848
總資產減流動負債		**585,787**	569,718

綜合資產負債表於二零零二年六月三十日（續）
（以港幣列示）

	附註	於二零零二年六月三十日（未經審核）千元	於二零零一年十二月三十一日（經審核）千元
非流動負債			
可換股票據	12	**135,000**	185,000
由少數股東給予附屬公司的股東貸款		**11,615**	11,349
		146,615	196,349
少數股東權益		**19,868**	18,395
		419,304	354,974
資本及儲備			
股本	13	**899,833**	894,333
儲備		**(480,529)**	(539,359)
		419,304	354,974

第6至15頁的附註為本中期財務報告的組成部份。

綜合權益變動報表
截至二零零二年六月三十日止六個月—未經審核
（以港幣列示）

	截至六月三十日止六個月	
	二零零二年	二零零一年
	千元	千元
期初結餘－權益總額	**354,974**	(523,629)
中國附屬公司及聯營公司換算產生的滙兑差額	**34**	238
並無在損益表內確認的收益淨額	**34**	238
股東應佔溢利／（虧損）	**56,073**	(9,808)
發行股本	**8,223**	773,083
期終結餘－權益總額	**419,304**	239,884

第6至15的附註為本中期財務報告的組成部份。

簡明綜合現金流量表
截至二零零二年六月三十日止六個月—未經審核
(以港幣列示)

	截至六月三十日止六個月	
	二零零二年	二零零一年
	千元	千元
來自／(使用於)經營業務的現金淨額	**10,232**	(18,727)
來自／(使用於)投資業務的現金淨額	**5,988**	(10,572)
(使用於)／來自融資的現金淨額	**(41,779)**	665
現金及現金等值項目減少	**(25,559)**	(28,634)
於一月一日的現金及現金等值項目	**228,001**	109,929
於六月三十日的現金及現金等值項目	**202,442**	81,295

(a) 終止業務

上述金額乃包括下列於截至二零零一年六月三十日止期間有關已終止業務現金流量淨額：

	二零零一年
	千元
來自經營業務之現金流量	(52,569)
來自投資業務之現金流量	(1,502)
來自融資業務之現金流量	49,386

(b) 重大非現金交易

期內，債權人轉讓一筆46,500,000元之貸款予一間同母系附屬公司。

第6至15頁的附註為本中期財務報告的組成部份。

未經審核中期財務報告附註
（以港幣列示）

1. 編製基準

本中期財務報告未經審核，惟已經由畢馬威會計師事務所依據香港會計師公會（「香港會計師公會」）頒佈的核數準則第700號「編製審閱中期財務報告」而審閱。畢馬威會計師事務所致董事會的獨立審閱報告載於第16頁。

本中期財務報告乃依據香港聯合交易所有限公司主板上市規則的規定，包括遵守由香港會計師公會頒佈的會計實務準則第25號「中期財務報告」而編製。

載入中期財務報告中有關截至二零零一年十二月三十一日止年度的財務資料並不構成本公司於該財政年度的法定賬目，而法定賬目乃由此等賬目衍生。截至二零零一年十二月三十一日止年度的法定賬目可於本公司的註冊辦事處查閱。核數師對彼等日期為二零零二年四月十七日的報告中賬目並無保留意見。

中期財務報告已採納二零零一年年報所採納的相同會計政策。

2. 分類資料

分類資料按本集團業務及經營地區作分類。業務分類因與集團內部財務報表較相關而作為主要呈報方式。

業務分類

本集團包括下列主要業務分類：

馬口鐵	：	生產及銷售馬口鐵及相關產品，其為食品加工生產商用作包裝物料。
鮮活商品代理	：	代理鮮活食品。
飼料生產及牲畜飼養	：	生產及買賣飼料、豬隻養殖及經銷。
食品貿易	：	買賣食品商品。
工業物業租賃	：	出租工業物業以產生租金收入。

2. 分類資料（續）

業務分類（續）

	馬口鐵	鮮活商品代理	飼料生產及牲畜飼養	食品貿易	工業物業租賃	分類間對銷	未分配	綜合
	千元	千元	千元	千元	千元	千元	千元	千元
截至二零零二年六月三十日止期間								
來自外部客戶的收益	264,091	503,541	67,357	44,748	12,655	–	–	892,392
分類間的收益	456	–	–	–	–	(456)	–	–
來自外部客戶的其他收益	–	–	–	–	–	–	7,872	7,872
合計	264,547	503,541	67,357	44,748	12,655	(456)	7,872	900,264
分類業績	37,518	6,576	1,251	1,016	8,972			55,333
分類間交易	(177)	–	–	–	177			–
來自經營之貢獻	37,341	6,576	1,251	1,016	9,149			55,333
未分配經營收入及開支								(881)
經營溢利								54,452
融資成本								(6,203)
應佔聯營公司溢利減虧損	–	2	–	107	–	–	(4)	105
非經營收入								16,143
稅項								(6,125)
少數股東權益								(2,299)
股東應佔溢利								56,073

2. 分類資料（續）

業務分類（續）

	鮮活商品代理 千元	飼料生產及牲畜飼養 千元	食品貿易 千元	已終止之超級市場業務 千元	分類間對銷 千元	未分配 千元	綜合 千元
截至二零零一年六月三十日止期間							
來自外部客戶的收益	661,225	100,392	11,990	276,802	–	–	1,050,409
分類間的收益	10	–	4,899	–	(4,909)	–	–
來自外部客戶的其他收益	–	–	–	12,561	–	12,026	24,587
合計	661,235	100,392	16,889	289,363	(4,909)	12,026	1,074,996
分類業績	9,982	892	884	(14,599)			(2,841)
分類間交易	(10)	–	(774)	784			–
來自經營之貢獻	9,972	892	110	(13,815)			(2,841)
未分配經營收入及開支							(5,744)
經營虧損							(8,585)
融資成本							(333)
應佔聯營公司溢利減虧損	617	–	364	–	–	718	1,699
非經營收入							13,665
非經營費用							(14,113)
稅項							(1,834)
少數股東權益							(307)
股東應佔虧損							(9,808)

經營地區分類

本集團的業務主要在兩個主要經濟地區。集團在香港主要經營鮮活商品代理及其他食品貿易，而集團大部份業務則在中華人民共和國（不包括香港）（「中國」）經營。

	本集團營業額 截至六月三十日止六個月 二零零二年 千元	二零零一年 千元
香港	**531,815**	930,295
中國其他地區	**343,289**	116,624
其他	**17,288**	3,490
	892,392	1,050,409

3. 終止業務

於二零零一年三月及二零零一年六月，隨著本集團分別於廣州及香港的超級市場業務停業後，本集團的超級市場業務經已告終止。此等公司清盤收益淨額為4,828,000元。

於前期本集團業務的業績如下：

	截至二零零一年六月三十日止六個月		
	持續經營業務 千元	終止業務 千元	總計 千元
營業額	773,607	276,802	1,050,409
銷售成本	(729,656)	(218,944)	(948,600)
	43,951	57,858	101,809
其他收益	9,637	14,950	24,587
其他收入淨額	5,087	–	5,087
分銷成本	(24,010)	(65,286)	(89,296)
行政費用	(26,916)	(16,179)	(43,095)
其他經營費用	(2,523)	(5,154)	(7,677)
經營溢利／(虧損)	5,226	(13,811)	(8,585)
非經營收入	–	13,665	13,665
非經營費用	(1,125)	(12,988)	(14,113)
融資成本	(333)	–	(333)
應佔聯營公司溢利減虧損	1,699	–	1,699
除稅前日常業務溢利／(虧損)	5,467	(13,134)	(7,667)
稅項	(1,834)	–	(1,834)
除稅後日常業務溢利／(虧損)	3,633	(13,134)	(9,501)

於終止當日超級市場業務的負債淨額如下：

	二零零一年 千元
總資產	184,370
總負債	(190,988)
負債淨額	(6,618)

4. 非經營收入

	附註	截至六月三十日止六個月	
		二零零二年	二零零一年
		千元	千元
撥回存貨撥備	*(i)*	–	13,665
追回呆壞賬	*(ii)*	**16,143**	–
		16,143	13,665

附註：

(i) 因結束於中國廣州超級市場的業務，若干持作轉售的貨品先前已作存貨撥備。於截至二零零一年六月三十日止期內，大部份此等存貨乃按高於面值的價格出售，因而就存貨的多餘撥備撥回損益表中。

(ii) 此金額主要為以前因未可確定能否收回應收賬項所作壞賬準備回撥。於截至二零零二年六月三十日止期內，若干壞賬已被收回而有關撥備已於損益表中相應回撥。

5. 非經營費用

	截至六月三十日止六個月	
	二零零二年	二零零一年
	千元	千元
固定資產減值準備	–	4,872
一家附屬公司清盤虧損	–	1,125
聯營公司欠款準備	–	8,116
	–	14,113

6. 除稅前日常業務溢利／（虧損）

除稅前日常業務溢利／（虧損）已扣除／（計入）：

	截至六月三十日止六個月	
	二零零二年	二零零一年
	千元	千元
(a) 融資成本：		
須於五年內償還的銀行貸款及其他借貸利息	**2,130**	333
可換股票據利息	**4,073**	–
	6,203	333
(b) 其他項目：		
員工成本	**24,776**	36,668
折舊	**7,045**	9,713
出售固定資產虧損	**–**	1,155
負商譽攤銷	**(835)**	–
股息收入		
－非上市證券	**(72)**	–
－上市證券	**(401)**	(2,022)
利息收入	**(2,278)**	(2,934)
銷售其他證券之溢利	**(1,224)**	–
其他證券按公平值計算的未變現收益淨額	**(77)**	(3,472)

7. **稅項**

綜合損益表所列的稅項為：

	截至六月三十日止六個月	
	二零零二年	二零零一年
	千元	千元
根據本期間估計應課稅溢利按稅率16%提撥的香港利得稅準備	**811**	1,693
以往年度的超額撥備	**(140)**	–
	671	1,693
中國所得稅	**5,343**	29
應佔聯營公司稅項	**111**	112
	6,125	1,834

在中國（香港除外）成立及經營的附屬公司的所得稅，是以該等公司所在的中國相關省份或經濟特區的適用所得稅率計算。

8. 每股盈利／(虧損)

(a) 每股基本盈利／(虧損)

每股基本盈利／(虧損)是按股東應佔盈利56,073,000元(截至二零零一年六月三十日止期間：股東應佔虧損9,808,000元)及於本期間已發行普通股的加權平均數8,995,294,185股(截至二零零一年六月三十日止期間：7,996,097,666股)計算。

(b) 每股攤薄盈利

截至二零零二年六月三十日止期間的每股攤薄盈利是按普通股東應佔的溢利60,146,000元及已就所有具備潛在攤薄影響的普通股作調整得出的普通股加權平均數10,225,301,079股計算。

行使購股權所附帶的認購權，將不會對截至二零零一年六月三十日止期間的每股虧損產生攤薄影響。

9. 固定資產

本集團位於中國的投資物業指的位於中國中山市的土地使用權連同廠房設施。其中若干該等廠房(其賬面淨值合共為27,890,000元)的房地產證的申請手續仍在處理階段，於結算日，中國國有土地管理局仍未向本集團發出該等房地產證。儘管如此，董事認為，於二零零二年六月三十日，本集團已獲得該等物業的實益擁有權及可取得有關房地產證。

10. 業務及其他應收款項

包括在業務及其他應收款項的為業務應收賬款及應收票據(減呆壞賬準備)，以發票日期分類的賬齡分析如下：

	於二零零二年六月三十日 千元	於二零零一年十二月三十一日 千元
一個月內	**35,778**	42,174
超過一個月，但少於三個月	**50,392**	20,427
超過三個月，但少於十二個月	**19,725**	19,332
超過一年，但少於兩年	**659**	1,303
	106,554	83,236

本集團有一套既定政策，信貸期由須預付至不超過180日。

11. 業務及其他應付款項

包括在業務及其他應付款項的業務應付賬款的賬齡分析如下：

	於二零零二年六月三十日 千元	於二零零一年十二月三十一日 千元
一個月內或接獲通知時到期	**48,481**	74,524
三個月後但十二個月內到期	**121**	—
	48,602	74,524

12. 可換股票據

於二零零一年十二月三日，本公司發行可換股票據185,000,000元予本公司的一間同母系附屬公司Richway Resources Limited，作為收購中粵材料有限公司的部分代價。該等票據按固定年息率4.5厘計息，並可於任何營業日(除卻本公司暫停辦理本公司股份過戶登記期間或於二零零六年十二月三日到期日前十個營業日)轉換為本公司的普通股，初步換股價為每股0.155元，於若干情形下可予調整。期內，本公司贖回可換股票據50,000,000元。

13. 股本

	於二零零二年六月三十日		於二零零一年十二月三十一日	
	股份數目 (千股)	千元	股份數目 (千股)	千元
法定股本：				
每股面值0.1元的普通股	**15,000,000**	**1,500,000**	15,000,000	1,500,000
已發行及繳足股本：				
於一月一日	**8,943,333**	**894,333**	909,509	90,951
根據公開發售發行股份(附註(a))	–	–	7,730,824	773,082
根據配售發行股份(附註(b))	–	–	300,000	30,000
根據購股權計劃發行股份(附註(c))	**55,000**	**5,500**	3,000	300
於六月三十日／十二月三十一日	**8,998,333**	**899,833**	8,943,333	894,333

附註：

(a) 根據日期為一九九九年十二月十六日的顯示條款概要及(其中包括)日期為二零零零年十二月二十二日的重組協議，本集團進行公司重組及債務重組(「重組」)。作為重組的一部份，本公司向其股東(不包括海外股東)公開發售股份，發行基準為按每持有2股現有股份獲發行17股股份(「公開發售」)。根據公開發售按面值發行的股份數目為7,730,824,137股。公開發售所得款項用作償還中間控股公司廣東控股有限公司所提供的臨時貸款773,000,000元。

(b) 於二零零一年八月八日，廣東控股有限公司訂立配售及認購協議，據此，廣東控股有限公司按每股0.17元的價格配售300,000,000股本公司股本中現有股份予獨立投資者，而廣東控股有限公司按相同價格認購300,000,000股每股面值0.1元的新股份，該等新股份在各方面均與現有已發行股份享有同等地位(「配售」)。配售於二零零一年八月完成。

(c) 購股權計劃

於截至二零零二年六月三十日止期間，根據於一九九四年十一月二十一日採納的購股權計劃按每股0.4295元之價格認購15,200,000股股份及根據於二零零一年八月二十四日採納的購股權計劃按每股0.1495元之價格認購1,000,000股股份之購股權已失效。於二零零二年一月，可認購合共55,000,000股股份的購股權已按每股0.1495元之價格予以行使。

於二零零二年六月三十日，尚未行使的購股權如下：

授出購股權日期	可行使購股權期間	每股行使價	期末尚未行使購股權數目
二零零一年八月二十四日	二零零一年十一月二十六日至二零零六年十一月二十五日	0.1495元	231,000,000

14. 或然負債

(a) 於二零零二年六月三十日，並無向銀行作出擔保（於二零零一年十二月三十一日：2,340,000元）。

(b) 於截至二零零二年六月三十日止期間，本公司接獲一項索償，董事認為由於索償之狀況及目前未能合理地估計其結果，故並無於中期財務報告提撥準備。

15. 承擔

(a) 於二零零二年六月三十日未償付而又未在財務報表內提撥準備的資本承擔如下：

	於二零零二年 六月三十日 千元	於二零零一年 十二月三十一日 千元
已訂約	**4,734**	35,447
已授權但未訂約	**10,365**	10,474
	15,099	45,921

(b) 於二零零二年六月三十日根據不可解除的經營租賃在日後應付的最低租賃款項總數如下：

	於二零零二年 六月三十日 千元	於二零零一年 十二月三十一日 千元
一年內	**241**	442
一年後但五年內	**4**	65
	245	507

本集團根據經營租賃租用多項物業。租賃初步為期兩年，期滿時可於重新磋商所有條款後續期。租賃概無包括或然租金。

(c) 於二零零二年六月三十日，本公司已承諾提供6,489,000元（於二零零一年十二月三十一日：6,489,000元）資金予本集團一間聯營公司。

16. 重大關連交易

(a) 本期間重大的關連交易總結如下：

	附註	截至六月三十日止六個月 二零零二年 千元	二零零一年 千元
銷售貨品予關連公司	*(i)*	**4,865**	118,696
從關連公司採購貨品	*(i)*	**15,667**	3,808
從一間聯營公司收取利息	*(ii)*	**1,186**	1,683
從關連公司收取管理費		**840**	2,520
支付關連公司之佣金		**–**	11,922
應付中間控股公司代墊的費用		**509**	489
應付一間同母系附屬公司的可換股票據利息		**4,073**	–
收取同母系附屬公司的租金及公用費用		**1,531**	–

附註：

(i) 銷售／採購貨品的關連公司包括聯營公司及非全資擁有附屬公司的少數股東。

(ii) 一九九九年，本公司與聯營公司黃龍食品工業有限公司訂立一項無抵押股東貸款協議。根據此協議，本公司向該聯營公司提供墊款6,700,000美元，並按年息率7.8厘計息。該筆款項須由二零零零年一月一日起計五年內悉數償還，而本金及利息須每年支付兩次。於結算日，該聯營公司欠款及應收該聯營公司的利息分別為26,208,000元（二零零一年十二月三十一日：35,990,000元）及零元（二零零一年十二月三十一日：1,400,000元）。

(b) 於二零零二年六月三十日與關連人士之重大結餘如下：

	於二零零二年 六月三十日 千元	於二零零一年 十二月三十一日 千元
一間同母系附屬公司持有之可換股票據（附註12）	**135,000**	185,000

於二零零二年六月三十日與關連人士之其他結餘已包括資產負債表內應收／應付款項中。該結餘為免息及無固定還款期，惟於上文附註(a)(ii)所披露者除外。

17. 結算日後事項

(a) 於結算日後，根據於二零零一年八月二十四日採納之購股權計劃授出可按每股0.1495元之價格認購30,000,000股股份之購股權已告失效及不可行使。

(b) 於結算日後，本公司贖回本金額40,000,000元之可換股票據。

KPMG

獨立審閱報告
致廣南（集團）有限公司董事會

引言

本核數師（以下簡稱「我們」）已依　貴公司指示審閱刊於第1頁至第15頁的中期財務報表。

董事的責任

根據《香港聯合交易所有限公司證券上市規則》，上市公司必須以符合上市規則中相關的規定及香港會計師公會所頒佈的《會計實務準則》第25號－「中期財務報告」的規定編製中期財務報表。中期財務報表由董事負責，並由董事核准通過。

審閱工作

我們是按照香港會計師公會所頒布的《核數準則》第700號－「中期財務報表的審閱」進行審閱。審閱工作主要包括向集團管理層作出查詢及分析中期財務報表，評估財務報表中會計政策是否貫徹運用，賬項編列是否一致；賬項中另有說明的特別情況則除外。審閱不包括控制測試及資產、負債和交易驗證等審核程序。由於審閱的範圍遠較審核小，所給予的保證程度也較審核低，因此，我們不會對中期財務報表發表審核意見。

結論

根據這項不構成審核的審閱工作，我們並沒有察覺截至二零零二年六月三十日止期間的中期財務報表需要作出任何重大的修訂。

畢馬威會計師事務所
執業會計師
香港，二零零二年九月十二日

中期股息

董事決議不宣派截至二零零二年六月三十日止六個月之中期股息(截至二零零一年六月三十日止期間：無)。

業務回顧

本集團繼續努力不懈，通過調整管理架構，改善產品結構，進行業務資源整合，落實挖潛增效措施，全面加強財務監控，於二零零二年上半年，本集團經營質量有效提高，錄得經營業績顯著改善。

於回顧期內，本集團錄得營業額為892,392,000港元，較去年同期下跌15%。營業額減少之主因為二零零一年上半年本集團之嚴重虧損的超級市場業務終止及鮮活商品業務持續下跌。盡管營業額下降，本集團毛利仍能由去年同期101,809,000港元，增加3.2%至105,063,000港元，及平均毛利率由9.7%改善至11.8%。平均毛利率改善是由於本集團成功地透過調整產品結構、增銷附加值高、邊際利潤高的產品、終止經營毛虧產品及加強成本控制而提高毛利率。同時，本集團透過嚴控成本措施及終止經營虧損的超市業務，成功地削減費用，因而分銷開支、行政及其他費用開支總額所佔的銷售百分比，由去年同期13.3%減至6.7%。本集團嚴重虧損的超市業務已於二零零一年上半年終止，而於二零零一年十二月回購之馬口鐵及工業物業租賃業務為本集團貢獻顯著盈利。因此，本集團由去年同期虧損9,808,000港元，回復截至二零零二年六月三十日止六個月溢利56,073,000港元。每股溢利0.62仙，而去年同期每股虧損0.12仙。

業務分析

馬口鐵及工業物業租賃業務

本集團於二零零一年十二月成功收購的馬口鐵及工業物業租賃項目是本集團新的經濟增長點。截至二零零二年六月三十日止六個月，該新增業務為本集團帶來276,746,000港元的營業額，及46,490,000港元的經營利潤，分別佔本集團營業額的31%和經營利潤的85.4%。

於今年上半年，馬口鐵業務通過期貨交易控制上升的原材料成本，策略性地增銷高毛利率產品，積極拓銷產品，迎合不斷上升的市場需求，實現銷售及利潤的大幅增長。截至二零零二年六月三十日止六個月，馬口鐵業務錄得銷售收入較去年同期增長17.1%，平均毛利率由去年同期的12.8%上升至20.4%，因而經營利潤較去年同期增長34.7%。

鮮活商品分銷業務

鮮活商品代理分銷業務是本集團傳統業務。隨著中國加入世界貿易組織(「世貿」)，市場競爭日益加劇，及於今年第一季再次爆發禽流感，營業額由去年同期的661,225,000港元下滑23.8%至503,541,000港元；雖然鮮活業務面對嚴峻的經營環境，仍實現經營利潤6,576,000港元，較去年同期下跌34.1%。

為鞏固傳統鮮活商品業務，適應日益變化的市場競爭，本集團正積極對鮮活業務重新定位及經營策略調整，包括建立有效激勵機制以拓展活雞自營分銷；尋找戰略合作夥伴以建立鮮活商品生產基地；及開展冰鮮禽畜商品新業務等措施。

食品貿易業務

食品貿易業務營業額錄得強勁增長，達至44,748,000港元，較去年同期11,990,000港元，增長2.7倍。營業額大幅增長，主要來自具競爭力價格及多元化的急凍食品，作適當的市場定位以捕捉市場需求。隨著營業額大幅增加，貿易業務錄得經營溢利1,016,000港元，較去年同期經營溢利增長8.2倍。

飼料生產及牲畜飼養業務

飼料生產及牲畜飼養業務錄得營業額67,357,000港元，較去年同期100,392,000港元，下跌32.9%。營業額下跌主要來自停止經營虧損飼料品種。

雖然營業額下跌，但經營溢利由去年同期892,000港元，增加40%達至1,251,000港元。盈利顯著改善是由於策略性地調整產品結構，停止毛虧禽畜飼料產品生產，增加高附加值蝦料生產，使飼料產品平均毛利率由去年同期的3.5%上升至9.7%。

本集團飼料加工業務集中在中國廣東湛江地區，隨著該地區大力發展水產養殖業，水產飼料具有潛在市場和廣闊前景。為著贏得日益增長的水產飼料需求，今年5月，本集團已完成一條蝦料生產線改造，使蝦料生產能力由每月400噸上升至1,000噸，並正研究擴建一條新的蝦料生產線的可行性。隨著飼料加工業務產品結構的調整，相信該業務對本集團的盈利貢獻將日益突出。

財務狀況

於二零零二年六月三十日，本集團總資產為977,971,000港元，而總負債為538,799,000港元，分別較去年年底增加19,647,000港元及減少46,156,000港元。流動資產淨值由去年年底的33,848,000港元增加至62,559,000港元，而流動資金的流動比率(流動資產除以流動負債)較去年年底輕微上升0.07倍。本集團財務狀況已較去年年底得到進一步改善，顯示本集團業績穩定改善，為未來業務發展奠定基礎。

流動資金及財務資源

於二零零二年六月三十日，本集團現金結餘為202,442,000港元，較去年年底現金結餘減少11.2%。現金結餘減少主要是提早贖回50,000,000港元的計息可換股票據。

本集團之計息貸款是按通知還款及按年息率6.5厘至7.5厘計息。於回顧期末，本集團有息借貸連同可換股票據合共194,383,000港元。因此本集團的負債比率(即本集團有息借貸連同可換股票據除以股東資金)為46.4%，由去年底的81.9%大幅減少35.5%。

本集團其中一間國內附屬公司亦取得6,000,000美元貿易融資額度，其中4,387,000美元於期末已經使用。以現時現金結餘、營運產生的現金流及銀行信貸額，本集團相信有足夠資金，支付現時業務及於可預見將來進一步發展業務所需。

集團資產抵押

經已刊載于本公司截至二零零一年十二月三十一日止之年報內，本集團擁有51%股權之中國附屬公司東莞廣南畜牧發展有限公司(「附屬公司」)之若干土地及物業(總賬面值為10,373,000港元)已押予一銀行，作為附屬公司的少數股東取得為數8,480,000港元之貸款擔保。就該等土地物業已於去年作出10,373,000港元撥備。

滙率風險

本集團之資產、負債及交易基本以港幣、美元或人民幣計算，由於港幣、美元或人民幣的滙率於期內相當穩定，本集團並未面對重大的外滙風險。

員工及薪酬政策

截至二零零二年六月三十日，全職僱員人數合共826名，其中57名在香港及769名在國內。員工之薪酬是根據其表現、經驗及行業的一般市場慣例所釐定。在獎勵計劃之下，本集團依據員工個人的表現及本集團的業績給予花紅作獎勵。此外，於二零零一年八月二十四日實行了一個購股權計劃，從而向高層及中層管理人員授出購股權作為激勵及獎賞他們為本集團作出的貢獻。

本集團設立薪酬委員會負責收集意見及向董事會作出有關高級員工的薪酬政策。委員會成員包括主席、總經理及三位獨立非執行董事。於二零零二年上半年該委員會舉行了一次會議研究有關措施。

前景展望

本集團在二零零零年底成功完成債務重組後，經過一年多的努力，本集團在多方面均獲得滿意進展，包括關閉嚴重虧損的超市業務，處理不良資產及毛虧業務，成功完成中山中粵馬口鐵工業有限公司及中山市山海實業有限公司的收購，開闢新的經營業務，重新夯實業務基礎。由於對企業進行全面整頓，深入進行挖潛增效工作，全面提升企業經營素質，本集團營運已回復穩健，資產、財務狀況、經營業績已顯著好轉。

未來經營環境仍極具挑戰性，本集團仍繼續努力，致力成本控制及經營效率。管理層相信，本集團將進一步確立"效益至上、業績至上"的經營理念，及不斷努力建立適應市場運營的新機制，積極發掘增強盈利能力的投資商機，加快業務結構和產品結構調整，繼續加強企業的財務管理監控，本集團將以自己的實力和業績，塑造全新的市場形像，走上良性循環之發展道路。

審核委員會

為遵守香港聯合交易所有限公司證券上市規則（「上市規則」）附錄14所載之最佳應用守則，本公司於一九九九年七月已成立審核委員會，而三名獨立非執行董事均為審核委員會成員。於上半年度，該委員會共舉行過兩次會議，閱覽及討論截至二零零一年十二月三十一日止年度的年報，再向董事會提呈批准建議。

董事於股份及購股權之權益

於二零零二年六月三十日，下列董事擁有根據證券（披露權益）條例（「披露權益條例」）第29條之規定，須登記於本公司所存置之登記冊，或按香港聯合交易所有限公司（「香港聯交所」）上市規則或根據上市公司董事進行證券交易的標準守則，須知會本公司及香港聯交所之本公司及其相聯法團之股份權益及／或認購該等股份之權利。

(I) 股份

(i) 本公司

姓名	所持普通股數目
梁江	300,000
胡靜儀	2,000,000

(ii) 粵海投資有限公司

姓名	所持普通股數目
梁江	310,000
李力（於二零零二年七月三十一日辭任）	520,000

(iii) 粵海啤酒集團有限公司

姓名	所持普通股數目
羅蕃郁	70,000

(iv) 粵海制革有限公司

姓名	所持普通股數目
羅蕃郁	70,000
侯卓冰（於二零零二年七月三十一日辭任）	10,000

董事於股份及購股權之權益（續）

(II) 購股權

本公司

於二零零二年六月三十日，本公司董事概無擁有可根據本公司於一九九四年十一月二十一日所採納的購股權計劃（「一九九四年購股權計劃」）認購本公司股份之權利。本公司若干僱員及其他參與者擁有以下可根據本公司之一九九四年購股權計劃認購本公司股份之權利。每份購股權給予持有人權利可認購一股本公司每股面值港幣0.1元之股份。

類別或名稱	購股權授出日期#	購股權數目 於二零零二年一月一日持有 千份	購股權數目 期內授出 千份	購股權行使期	授出購股權之已付總代價 港元	行使購股權時須支付之每股價格 港元	期內之購股權數目 已行使 千份	期內之購股權數目 已失效 千份	期內之購股權數目 已註銷 千份	於二零零二年六月三十日持有購股權數目 千份
僱員及其他參與者	11/02/1998	15,200	–	12/02/1999至10/02/2002	–	0.4295	–	15,200	–	–

\# 購股權之歸屬期由授出購股權之日起直至行使期開始為止。

於二零零二年六月三十日，本公司董事及若干僱員擁有以下可根據本公司於二零零一年八月二十四日所採納之購股權計劃認購本公司股份之權利。每份購股權給予持有人權利可認購一股本公司每股面值港幣0.1元之股份。

類別或名稱	購股權授出日期#	購股權數目 於二零零二年一月一日持有 千份	購股權數目 期內授出 千份	購股權行使期	授出購股權之已付總代價 港元	行使購股權時須支付之每股價格 港元	期內之購股權數目 已行使 千份	期內之購股權數目 已失效 千份	期內之購股權數目 已註銷 千份	於二零零二年六月三十日所持購股權數目 千份	股價(**) 於期內購股權授出日 港元	股價(**) 於期內購股權行使日 港元
董事												
叶旭全（於14/01/2002辭任）	24/08/2001	55,000	–	26/11/2001至25/11/2006*	10	0.1495	55,000	–	–	–	–	0.235
李力（於31/07/2002辭任）	24/08/2001	45,000	–	26/11/2001至25/11/2006*	10	0.1495	–	–	–	45,000	–	–
陳立忠（於10/06/2002辭任）	24/08/2001	35,000	–	26/11/2001至25/11/2006*	10	0.1495	–	–	–	35,000	–	–
僱員	24/08/2001	152,000	–	26/11/2001至25/11/2006*	10	0.1495	–	1,000	–	151,000	–	–

董事於股份及購股權之權益 *(續)*

(II) 購股權 *(續)*

\# 購股權之歸屬期由授出購股權之日起直至行使期開始為止或承授人於本公司或其附屬公司擔任全職僱員滿半年之日為止（以較後者為準）。

* 倘二零零六年十一月二十五日並非香港營業日，行使期將於緊接該日前之一個營業日的營業時間結束時完結。

** 於購股權行使日所披露之股價，乃於緊接購股權獲行使日前之交易日，本公司股份於香港聯交所所報之收市價。

除上文所披露者及由各董事以信託人身份代本公司持有本公司之附屬公司若干代名人股份外，於二零零二年六月三十日，本公司各董事及行政總裁概無或被視作於本公司或其任何相聯法團（定義見披露權益條例）之股本證券或債務證券中，擁有根據披露權益條例第28條須作出知會之權益（包括根據披露權益條例第31條或附表第一部分任何董事被視作或認為擁有之權益），或根據披露權益條例第29條之規定，須登記於該規定所述之登記名冊，或根據上市公司董事進行證券交易的標準守則，須知會本公司及香港聯交所之權益，而本公司董事及行政總裁或彼等之配偶或未滿十八歲之子女，概無擁有可認購本公司任何股本證券或債務證券之權利，亦無行使任何該等權利。

期內，本公司或其附屬公司並無授出購股權。

主要股東

於二零零二年六月三十日，根據本公司遵照披露權益條例第16(1)條保存的權益登記冊記錄，下列人士持有附權利可於本公司股東大會上，在任何情況下均可投票的任何類別股本面值10%或以上的權益（除卻權益已在上文披露的本公司董事及行政總裁外）：

名稱	實益持有之普通股數目	股權百分比
廣東粵港投資控股有限公司（「粵港」）	5,359,264,680 （附註）	59.56%
廣東控股有限公司（「廣東控股」）	5,359,264,680	59.56%

附註： 粵港於本公司之應佔權益乃指5,359,264,680股被視為由廣東控股持有之普通股。粵港擁有廣東控股之全部權益。

除上文所披露者外，董事會並無獲悉任何股東於二零零二年六月三十日持有本公司已發行股本10%或以上之權益。

購買、出售或贖回上市證券

本公司或其任何附屬公司並無在截至二零零二年六月三十日止六個月期間購買、出售或贖回本公司之上市證券。

最佳應用守則

本公司董事並不知悉任何資料足以合理指出本公司於截至二零零二年六月三十日止六個月期間未有遵守上市規則附錄14所載之最佳應用守則，惟非執行董事之任期並無具體規定，但根據本公司之組織章程細則，彼等須於股東週年大會上輪席告退，惟可膺選連任。

承董事會命
主席
梁江

香港，二零零二年九月十二日

The Board of Directors of Guangnan (Holdings) Limited (the "Company") is pleased to announce the unaudited consolidated interim results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2002 together with comparative figures. The results have been reviewed by the Company's auditors, KPMG, and the Company's audit committee.

INTERIM RESULTS

(Expressed in Hong Kong dollars)

Consolidated profit and loss account for the six months ended 30 June 2002 – unaudited

		Six months ended 30 June	
		2002	**2001**
	Note	*$'000*	*$'000*
			(Note 3)
Turnover	2	**892,392**	1,050,409
Cost of sales		**(787,329)**	(948,600)
Gross profit		**105,063**	101,809
Other revenue		**7,872**	24,587
Other net income		**1,301**	5,087
Distribution costs		**(28,188)**	(89,296)
Administrative expenses		**(27,781)**	(43,095)
Other operating expenses		**(3,815)**	(7,677)
Profit/(loss) from operations		**54,452**	(8,585)
Non-operating income	4	**16,143**	13,665
Non-operating expenses	5	**–**	(14,113)
Finance costs	6(a)	**(6,203)**	(333)
Share of profits less losses of associates		**105**	1,699
Profit/(loss) from ordinary activities before taxation	6	**64,497**	(7,667)
Taxation	7	**(6,125)**	(1,834)
Profit/(loss) from ordinary activities after taxation		**58,372**	(9,501)
Minority interests		**(2,299)**	(307)
Profit/(loss) attributable to shareholders		**56,073**	(9,808)
Transfer to other reserve		**1,198**	Nil
Earnings/(loss) per share			
Basic	8(a)	**0.62 cents**	(0.12) cents
Diluted	8(b)	**0.59 cents**	N/A
Interim dividend		**Nil**	Nil

The notes on pages 6 to 15 form part of this interim financial report.

Consolidated Balance Sheet at 30 June 2002
(Expressed in Hong Kong dollars)

	Note	At 30 June 2002 (Unaudited) *$'000*	At 31 December 2001 (Audited) *$'000*
Non-current assets			
Fixed assets			
– Investment properties	9	**104,055**	104,044
– Other property, plant and equipment		**288,079**	293,802
		392,134	397,846
Construction in progress		**4,373**	–
Interest in associates		**140,100**	152,238
Investment securities		**1,079**	1,079
Deferred tax assets		**4,957**	4,957
Negative goodwill		**(19,415)**	(20,250)
		523,228	535,870
Current assets			
Inventories		**112,519**	77,337
Trade and other receivables	10	**134,963**	102,876
Other securities		**4,819**	14,240
Cash and cash equivalents		**202,442**	228,001
		454,743	422,454
Current liabilities			
Interest-bearing borrowings		**59,383**	105,877
Trade and other payables	11	**325,495**	277,593
Taxation		**7,306**	5,136
		392,184	388,606
Net current assets		**62,559**	33,848
Total assets less current liabilities		**585,787**	569,718

Consolidated Balance Sheet at 30 June 2002 ***(Continued)***
(Expressed in Hong Kong dollars)

	Note	At 30 June 2002 (Unaudited) $'000	At 31 December 2001 (Audited) $'000
Non-current liabilities			
Convertible notes	12	**135,000**	185,000
Shareholders' loans to subsidiaries contributed by minority shareholders		**11,615**	11,349
		146,615	196,349
Minority interests		**19,868**	18,395
		419,304	354,974
Capital and reserves			
Share capital	13	**899,833**	894,333
Reserves		**(480,529)**	(539,359)
		419,304	354,974

The notes on pages 6 to 15 form part of this interim financial report.

Consolidated Statement of Changes in Equity for the six months ended 30 June 2002 – unaudited
(Expressed in Hong Kong dollars)

	Six months ended 30 June	
	2002	**2001**
	$'000	*$'000*
Opening balance – total equity	**354,974**	(523,629)
Exchanges differences arising on translation of the PRC subsidiaries and associates	**34**	238
Net gains not recognised in the profit and loss account	**34**	238
Profit/(loss) attributable to shareholders	**56,073**	(9,808)
Issue of share capital	**8,223**	773,083
Closing balance – total equity	**419,304**	239,884

The notes on pages 6 to 15 form part of this interim financial report.

Condensed Consolidated Cash Flow Statement for the six months ended 30 June 2002 – unaudited
(Expressed in Hong Kong dollars)

	Six months ended 30 June	
	2002	**2001**
	$'000	*$'000*
Net cash from/(used in) operating activities	**10,232**	(18,727)
Net cash from/(used in) investing activities	**5,988**	(10,572)
Net cash (used in)/from financing	**(41,779)**	665
Decrease in cash and cash equivalents	**(25,559)**	(28,634)
Cash and cash equivalents at 1 January	**228,001**	109,929
Cash and cash equivalents at 30 June	**202,442**	81,295

(a) Discontinuing operations

Included in the above amounts are the following net cash flows related to the supermarket operations which were discontinued during the period ended 30 June 2001:

	2001
	$'000
Cash flows from operating activities	(52,569)
Cash flows from investing activities	(1,502)
Cash flows from financing activities	49,386

(b) Major non-cash transaction

During the period, a loan of $46.5 million was assigned by the lender to a fellow subsidiary.

The notes on pages 6 to 15 form part of this interim financial report.

NOTES ON THE UNAUDITED INTERIM FINANCIAL REPORT

(Expressed in Hong Kong dollars)

1 Basis of preparation

This interim financial report is unaudited, but has been reviewed by KPMG in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports", issued by the Hong Kong Society of Accountants ("HKSA"). KPMG's independent review report to the board of directors is included on page 16.

The interim financial report has been prepared in accordance with the requirements of the Main Board Listing Rules of The Stock Exchange of Hong Kong Limited, including compliance with Statement of Standard Accounting Practice 25 "Interim financial reporting" issued by the HKSA.

The financial information relating to the financial year ended 31 December 2001 included in the interim financial report does not constitute the Company's statutory accounts for that financial year but is derived from those accounts. Statutory accounts for the year ended 31 December 2001 are available from the Company's registered office. The auditors have expressed an unqualified opinion on those accounts in their report dated 17 April 2002.

The same accounting policies adopted in the 2001 annual accounts have been applied to the interim financial report.

2 Segmental information

Segmental information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

Business segments

The Group comprises the following main business segments:

Tinplating	:	Production and sales of tin-plate and related products which are used as packaging materials for the food processing manufacturers.
Live and fresh foodstuffs distribution	:	Distribution of live and fresh foodstuffs.
Feed production and livestock farming	:	Production and trading of feeds, pig rearing and distribution.
Trading of foodstuffs	:	Purchase and sale of foodstuffs.
Industrial property leasing	:	Leasing of industrial properties to generate rental income.

2 Segmental information *(Continued)*

Business segments (Continued)

	Tinplating $'000	Live and fresh foodstuffs distribution $'000	Feed production and livestock farming $'000	Trading of foodstuffs $'000	Industrial property leasing $'000	Inter-segment elimination $'000	Unallocated $'000	Consolidated $'000
Period ended 30 June 2002								
Revenue from external customers	264,091	503,541	67,357	44,748	12,655	–	–	892,392
Inter-segment revenue	456	–	–	–	–	(456)	–	–
Other revenue from external customers	–	–	–	–	–	–	7,872	7,872
Total	264,547	503,541	67,357	44,748	12,655	(456)	7,872	900,264
Segment results	37,518	6,576	1,251	1,016	8,972			55,333
Inter-segment transactions	(177)	–	–	–	177			–
Contributions from operations	37,341	6,576	1,251	1,016	9,149			55,333
Unallocated operating income and expenses								(881)
Profit from operations								54,452
Finance costs								(6,203)
Share of profits less losses of associates	–	2	–	107	–	–	(4)	105
Non-operating income								16,143
Taxation								(6,125)
Minority interests								(2,299)
Profit attributable to shareholders								56,073

2 Segmental information *(Continued)*

Business segments (Continued)

	Live and fresh foodstuffs distribution	Feed production and livestock farming	Trading of foodstuffs	Discontinued supermarket operations	Inter-segment elimination	Unallocated	Consolidated
	$'000	*$'000*	*$'000*	*$'000*	*$'000*	*$'000*	*$'000*
Period ended 30 June 2001							
Revenue from external customers	661,225	100,392	11,990	276,802	–	–	1,050,409
Inter-segment revenue	10	–	4,899	–	(4,909)	–	–
Other revenue from external customers	–	–	–	12,561	–	12,026	24,587
Total	661,235	100,392	16,889	289,363	(4,909)	12,026	1,074,996
Segment results	9,982	892	884	(14,599)			(2,841)
Inter-segment transactions	(10)	–	(774)	784			–
Contributions from operations	9,972	892	110	(13,815)			(2,841)
Unallocated operating income and expenses							(5,744)
Loss from operations							(8,585)
Finance costs							(333)
Share of profits less losses of associates	617	–	364	–	–	718	1,699
Non-operating income							13,665
Non-operating expenses							(14,113)
Taxation							(1,834)
Minority interests							(307)
Loss attributable to shareholders							(9,808)

Geographical segments

The Group's business participates in two principal economic environments. Hong Kong is the major market for live and fresh foodstuffs distribution and other foodstuffs trading, whereas the People's Republic of China (other than Hong Kong) (the "PRC") is the major market for most of the Group's other business.

	Group turnover Six months ended 30 June	
	2002	**2001**
	$'000	*$'000*
Hong Kong	**531,815**	930,295
Elsewhere in the PRC	**343,289**	116,624
Others	**17,288**	3,490
	892,392	1,050,409

3 Discontinuing operations

In March 2001 and June 2001, the Group's supermarket operations were discontinued following the cessation of supermarket operations in Guangzhou and Hong Kong respectively. The net gain on liquidation of these companies amounted to $4,828,000.

The results of the Group's operations for the previous period were analysed as follows:

	Six months ended 30 June 2001		
	Continuing operations *$'000*	Discontinuing operations *$'000*	Total *$'000*
Turnover	773,607	276,802	1,050,409
Cost of sales	(729,656)	(218,944)	(948,600)
	43,951	57,858	101,809
Other revenue	9,637	14,950	24,587
Other net income	5,087	–	5,087
Distribution costs	(24,010)	(65,286)	(89,296)
Administrative expenses	(26,916)	(16,179)	(43,095)
Other operating expenses	(2,523)	(5,154)	(7,677)
Profit/(loss) from operations	5,226	(13,811)	(8,585)
Non-operating income	–	13,665	13,665
Non-operating expenses	(1,125)	(12,988)	(14,113)
Finance costs	(333)	–	(333)
Share of profits less losses of associates	1,699	–	1,699
Profit/(loss) from ordinary activities before taxation	5,467	(13,134)	(7,667)
Taxation	(1,834)	–	(1,834)
Profit/(loss) from ordinary activities after taxation	3,633	(13,134)	(9,501)

The net liabilities of the supermarket operations as at the date of discontinuance were as follows:

	2001 *$'000*
Total assets	184,370
Total liabilities	(190,988)
Net liabilities	(6,618)

4 Non-operating income

		Six months ended 30 June	
		2002	**2001**
	Note	*$'000*	*$'000*
Provision for stocks written back	*(i)*	–	13,665
Recovery of bad and doubtful debts	*(ii)*	**16,143**	–
		16,143	13,665

Notes:

(i) Provision for stocks was made previously against certain merchandises held for resale as a result of the cessation of the supermarket operations in Guangzhou, the PRC. During the period ended 30 June 2001, most of these stocks were disposed of above the carrying value and the redundant provision for stocks was written back to the profit and loss account accordingly.

(ii) The amounts mainly represent the write back of provision for bad and doubtful debts previously made as the recoverability was in doubt. During the period ended 30 June 2002, certain bad debts have been recovered and the related provisions were written back to the profit and loss account accordingly.

5 Non-operating expenses

	Six months ended 30 June	
	2002	**2001**
	$'000	*$'000*
Provisions for diminution in value of fixed assets	–	4,872
Loss on liquidation of a subsidiary	–	1,125
Provision for amount due from associate	–	8,116
	–	14,113

6 Profit/(loss) from ordinary activities before taxation

Profit/(loss) from ordinary activities before taxation is arrived at after charging/(crediting):

	Six months ended 30 June 2002 $'000	2001 $'000
(a) Finance costs:		
Interest on bank advances and other borrowings repayable within 5 years	**2,130**	333
Interest on convertible notes	**4,073**	–
	6,203	333
(b) Other items:		
Staff costs	**24,776**	36,668
Depreciation	**7,045**	9,713
Loss on disposal of fixed assets	**–**	1,155
Amortisation of negative goodwill	**(835)**	–
Dividend income		
– unlisted securities	**(72)**	–
– listed securities	**(401)**	(2,022)
Interest income	**(2,278)**	(2,934)
Profit on sale of other securities	**(1,224)**	–
Net unrealised gains on other securities carried at fair value	**(77)**	(3,472)

7 Taxation

Taxation in the consolidated profit and loss account represents:

	Six months ended 30 June 2002 $'000	2001 $'000
Provision for Hong Kong Profits Tax at 16% on the estimated assessable profits for the period	**811**	1,693
Over-provision in respect of prior years	**(140)**	–
	671	1,693
PRC income tax	**5,343**	29
Share of associates' taxation	**111**	112
	6,125	1,834

Income tax for subsidiaries established and operating in the PRC other than Hong Kong is calculated based on the applicable rates of income tax ruling in the relevant provinces or economic zones in the PRC.

8 Earnings/(loss) per share

(a) Basic earnings/(loss) per share

The calculation of basic earnings/(loss) per share is based on the profit attributable to shareholders of $56,073,000 (period ended 30 June 2001: loss attributable to shareholders of $9,808,000) and the weighted average of 8,995,294,185 (period ended 30 June 2001: 7,996,097,666) ordinary shares in issue during the period.

(b) Diluted earnings per share

The calculation of diluted earnings per share for the period ended 30 June 2002 is based on the profit attributable to ordinary shareholders of $60,146,000 and the weighted average number of ordinary shares of 10,225,301,079 shares after adjusting for the effects of all dilutive potential ordinary shares.

The exercise of the subscription rights conferred by the share options would not have any dilutive effect on the loss per share for the period ended 30 June 2001.

9 Fixed assets

The investment properties of the Group situated in the PRC represent land use rights together with the factory premises thereon situated in Zhongshan, the PRC. The applications for the property ownership certificates of certain of these factory premises with net book value totalling $27,890,000 are still in progress and these property ownership certificates have not yet been issued to the Group by the relevant offices of the State-owned Land Bureau in the PRC as at the balance sheet date. The Directors are of the opinion that the Group has acquired beneficial title to these properties as at 30 June 2002 and the ownership certificates can be obtained.

10 Trade and other receivables

Included in trade and other receivables are trade debtors and bills receivable (net of provision for bad and doubtful debts) with the following ageing analysis based on invoice date:

	At 30 June 2002 *$'000*	At 31 December 2001 *$'000*
Within 1 month	**35,778**	42,174
More than 1 month but less than 3 months	**50,392**	20,427
More than 3 months but less than 12 months	**19,725**	19,332
More than 1 year but less than 2 years	**659**	1,303
	106,554	83,236

The Group maintains a defined policy with credit period ranging from advance payment to not more than 180 days.

11 Trade and other payables

Included in trade and other payables are trade creditors with the following ageing analysis:

	At 30 June 2002 *$'000*	At 31 December 2001 *$'000*
Due within 1 month or on demand	**48,481**	74,524
Due after 3 months but within 12 months	**121**	–
	48,602	74,524

12 Convertible notes

On 3 December 2001, the Company issued convertible notes of $185,000,000 to Richway Resources Limited, a fellow subsidiary of the Company, as part of the consideration for acquisition of Zhongyue Industry Material Limited. The notes bear interest at a fixed rate of 4.5% per annum and are convertible into ordinary shares of the Company on any business day other than the period in which the register of members of the Company is closed or ten business days prior to the maturity date on 3 December 2006 at an initial conversion price of $0.155 per share, subject to adjustments in certain events. During the period, $50,000,000 convertible notes were redeemed by the Company.

13 Share capital

	At 30 June 2002		**At 31 December 2001**	
	Number of shares *(thousand)*	*$'000*	**Number of shares** *(thousand)*	*$'000*
Authorised:				
Ordinary shares of $0.1 each	**15,000,000**	**1,500,000**	15,000,000	1,500,000
Issued and fully paid:				
At 1 January	**8,943,333**	**894,333**	909,509	90,951
Shares issued under the Open Offer (note (a))	**–**	**–**	7,730,824	773,082
Shares issued under the Placement (note (b))	**–**	**–**	300,000	30,000
Shares issued under share option schemes (note (c))	**55,000**	**5,500**	3,000	300
At 30 June/31 December	**8,998,333**	**899,833**	8,943,333	894,333

Notes:

(a) Pursuant to the summary indicative heads of terms dated 16 December 1999 and, inter alia, a restructuring agreement dated 22 December 2000, the Group underwent a corporate reorganisation and indebtedness restructuring (the "Restructuring"). As part of the Restructuring, the Company conducted an open offer to its shareholders, excluding overseas shareholders, on the basis of 17 shares for every 2 existing shares held (the "Open Offer"). The number of shares issued at par under the Open Offer was 7,730,824,137. The proceeds of the Open Offer were used for repayment of the bridging loan of $773 million provided by GDH Limited, the intermediate holding company.

(b) On 8 August 2001, GDH Limited entered into a placing and subscription agreement, pursuant to which GDH Limited placed 300 million existing shares in the capital of the Company to independent investors at the price of $0.17 per share and GDH Limited subscribed at the same price for 300 million new shares of par value of $0.1 each, which ranked pari passu in all respects with the existing issued shares (the "Placement"). The Placement was complete in August 2001.

(c) Share option schemes

During the period ended 30 June 2002, options to subscribe for 15,200,000 shares at a price of $0.4295 each under the share option scheme adopted on 21 November 1994 and options to subscribe for 1,000,000 shares at a price of $0.1495 each under the share option scheme adopted on 24 August 2001 were lapsed. In January 2002, options to subscribe for 55,000,000 shares were exercised at a price of $0.1495 each.

At 30 June 2002, the outstanding options were as follows:

Date of options granted	Period during which options exercisable	Exercise price per share	Number of options outstanding at the period end
24 August 2001	26/11/2001 to 25/11/2006	$0.1495	231,000,000

14 Contingent liabilities

(a) There was no guarantee given to banks at 30 June 2002 (At 31 December 2001: $2,340,000).

(b) During the period ended 30 June 2002, the Company has received a claim and the Directors are of the opinion that, given the status of this claim and its outcome cannot reasonably be estimated at present, no provision has been made in the interim financial report.

15 Commitments

(a) Capital commitments outstanding as at 30 June 2002 not provided for in the accounts were as follows:

	At 30 June 2002 *$'000*	At 31 December 2001 *$'000*
Contracted for	**4,734**	35,447
Authorised but not contracted for	**10,365**	10,474
	15,099	45,921

(b) At 30 June 2002, the total future minimum lease payments under non-cancellabe operating leases are payable as follows:

	At 30 June 2002 *$'000*	At 31 December 2001 *$'000*
Within 1 year	**241**	442
After 1 year but within 5 years	**4**	65
	245	507

The Group leases a number of properties under operating leases. The leases run for an initial period of two years, with an option to renew the lease when all terms are renegotiated. None of the leases includes contingent rentals.

(c) At 30 June 2002, the Company has committed to provide finance of $6,489,000 (At 31 December 2001: $6,489,000) to an associate of the Group.

16 Material related party transactions

(a) Material related party transactions during the period are summarised as follows:

		Six months ended 30 June	
		2002	2001
	Note	*$'000*	*$'000*
Sales of goods to related companies	*(i)*	**4,865**	118,696
Purchases of goods from related companies	*(i)*	**15,667**	3,808
Interest income from an associate	*(ii)*	**1,186**	1,683
Management fee income from related companies		**840**	2,520
Commission paid to related companies		**–**	11,922
Reimbursement of expenses to an intermediate holding company		**509**	489
Interest on convertible notes payable to a fellow subsidiary		**4,073**	–
Receipt of rental and utility expenses from a fellow subsidiary		**1,531**	–

Notes:

(i) Related companies to/from which goods were sold and purchased included associates and minority shareholders of partly-owned subsidiaries.

(ii) In 1999, the Company entered into an unsecured shareholders' loan agreement with an associate, Yellow Dragon Food Industry Company Limited. Pursuant to the agreement the Company advanced US$6,700,000 to the associate at an interest rate of 7.8% per annum. The amount is repayable in full in 5 years commencing from 1 January 2000 and the principal and interest are payable twice annually. At the balance sheet date, the outstanding loan and interest receivable from the associate amounted to $26,208,000 (31 December 2001: $35,990,000) and $Nil (31 December 2001: $1,400,000) respectively.

(b) Material balances with related parties at 30 June 2002 are as follows:

	At 30 June 2002	At 31 December 2001
	$'000	*$'000*
Convertible notes held by a fellow subsidiary *(note 12)*	**135,000**	185,000

Other balances with related parties at 30 June 2002 are included in amounts due from/to the respective parties in the balance sheet. These balances are interest free and have no fixed terms of repayment, except those disclosed in note (a)(ii) above.

17 Post balance sheet events

(a) Subsequent to the balance sheet date, options to subscribe for 30,000,000 shares at a price of $0.1495 each under the share option scheme adopted on 24 August 2001 were lapsed and unexercised.

(b) Subsequent to the balance sheet date, convertible notes with a principal amount of $40,000,000 were redeemed by the Company.

KPMG

INDEPENDENT REVIEW REPORT TO THE BOARD OF DIRECTORS OF GUANGNAN (HOLDINGS) LIMITED

Introduction

We have been instructed by the Company to review the interim financial report set out on pages 1 to 15.

Directors' responsibilities

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with the relevant provisions thereof and Statement of Standard Accounting Practice 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants. The interim financial report is the responsibility of, and has been approved by, the directors.

Review work performed

We conducted our review in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports" issued by the Hong Kong Society of Accountants. A review consists principally of making enquiries of Group management and applying analytical procedures to the interim financial report and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial report.

Review conclusion

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the period ended 30 June 2002.

KPMG
Certified Public Accountants
Hong Kong, 12 September 2002

INTERIM DIVIDENDS

The Directors resolved not to declare the payment of interim dividend for the six months ended 30 June 2002 (period ended 30 June 2001: Nil).

BUSINESS REVIEW

With the continuing strenuous efforts in adjusting the management structure, improving the product mix, integrating resources in all areas of operation, developing potential and enhancing efficiency, tightening cost and financial control, the Group achieved overall operating efficiency and recorded noticeable improvement in operating results for the first half of 2002.

For the period under review, the Group recorded a total turnover of HK$892,392,000, representing a 15% decline from the same period of last year. The drop in turnover was largely due to the cessation of the loss-making supermarket operations during the first half of 2001 and the declining business as suffered by the live and fresh foodstuffs operation. Despite the fall in the turnover, the Group was able to increase gross profit by 3.2% from HK$101,809,000 in the same period of last year to HK$105,063,000 and to improve the average gross profit margin from 9.7% to 11.8%. The improvement in average gross profit margin was attributable to the Group's successful effort in maximizing profit margins by shifting its product mix to products with higher gross profit margin, discontinuing the loss-making products and tightening the cost control. Coupled with the stringent cost control measures and the cessation of the loss-making supermarket operations, the Group also succeeded in reducing its expenses. Consequently, the total of distribution costs, administrative expenses and other operating expenses as a percentage of turnover reduced from 13.3% in the same period of last year to 6.7%. The Group's severe loss-making supermarket operations had been discontinued since the first half of 2001 and the operations in tinplating and industrial property leasing which were re-acquired in December 2001 have contributed remarkable profits to the Group. As a result, the Group posted a turnaround in profit to HK$56,073,000 for the six months ended 30 June 2002, from a loss of HK$9,808,000 for the same period in last year. Earnings per share were 0.62 cents, against loss of 0.12 cents per share previously.

OPERATION REVIEW

Tinplating and Industrial Property Leasing

The operations in tinplating and industrial property leasing, which were successfully acquired by the Group in December 2001, become a major growth driver and profit contributor of the Group. For the six months ended 30 June 2002, the newly acquired operations reported a turnover of HK$276,746,000 and contributed an operating profit of HK$46,490,000 which respectively accounted for 31% of the Group's total turnover and 85.4% of the Group's total operating profits.

During the first half of the year, the tinplating operation controlled the rising material cost through the forward purchase contracts, strategically promoted the high profit margin products and intensified the promotion sales effort in positioning the products to meet the increasing market demand. As a result, it bolstered both the sales and profit growth. For the six months ended 30 June 2002, it reported a sales growth of 17.1% over the same period of last year and the average gross profit margin rising from 12.8% in the previous corresponding period to 20.4%, resulting in a surge in the operating profit by 34.7% as compared with the same period of last year.

Live and Fresh Foodstuffs Distribution

The live and fresh foodstuffs distribution operation is the Group's traditional business. As affected by the substantial increases in market competition following the PRC's accession to the World Trade Organization ("WTO") and hit by the bird flu outbreak in the first quarter of this year, total turnover contributed by the business dropped by 23.8% from HK$661,225,000 in the same period of last year to HK$503,541,000. Although the business was facing a difficult operating environment, it still recorded an operating profit of HK$6,576,000, representing a 34.1% decline compared to the same period of last year.

In order to fortify the traditional live and fresh foodstuffs distribution operation to meet the ever changing market competition, the Group put vigorous efforts to reposition its business focus and to readjust its operational strategies. These efforts are particularly directed at building up an effective incentive scheme to develop the direct selling operation of live chicken, looking for strategic partners to build up live and fresh foodstuffs production center and exploring the new frozen poultry business.

Trading of Foodstuffs

The trading of foodstuffs operation reported strong growth in turnover, reaching HK$44,748,000 which was 2.7 times over the turnover of HK$11,990,000 for the same period of last year. The surge in turnover was mainly attributable to the competitively priced and diversified frozen food products, which were well positioned to capture the market demand. With the sharp increase in the turnover, the operation yielded an operating profit of HK$1,016,000, representing 8.2 times over the profit for the same period of last year.

Feed Production and Livestock Farming

The feed production and livestock farming operations registered a turnover of HK$67,357,000, representing a 32.9% decline from the turnover of HK$100,392,000 for the same period of last year. The drop in turnover was largely attributable to the discontinuance of certain loss-making feed products.

Notwithstanding the decline in turnover, the operations saw a rise in operating profit by 40% from HK$892,000 in the same period of last year to HK$1,251,000. The notable improvement in profitability was attributable to the strategic refocus of the sales mix: shifting from discontinuance of the loss-making poultry feed products and moving towards the higher-margin shrimp feed products. As a result, the average gross profit margin of the feed products was up from 3.5% in the same period of last year to 9.7%.

The Group's feed production operation is located in Zhan Jiang of Guangdong province where the aquatic food industry is developing fast. It is expected that the aqua feed market would have great growing potential prospect. In order to capitalize the growing demand for the aqua feed products, the Group enhanced the production facility for the shrimp feed products in May 2002, raising the monthly production for the shrimp feed products from 400 tonnes to 1,000 tonnes. The Group is now exploring the feasibility to further expand the production line for the shrimp feed products. Following the readjustment of the product mix, the Group believes that profit contribution from the feed production operation will notably increase.

FINANCIAL POSITION

At 30 June 2002, the Group's total assets amounted to HK$977,971,000 and total liabilities stood at HK$538,799,000 which were respectively increased by HK$19,647,000 and declined by HK$46,156,000 as compared with the position as at the year end date of 2001. The net current assets of the Group increased from HK$33,848,000 as at 31 December 2001 to HK$62,559,000 as at 30 June 2002 and the current ratio (current assets divided by current liabilities) edged up by 0.07 times. The Group's financial position has further enhanced since the last financial year-end date, indicating a steady move towards improving results and paving the way for future business expansion.

Liquidity and Financing Resources

At 30 June 2002, the Group maintained cash balances of HK$202,442,000, down 11.2% from the cash balances as at 31 December 2001. The decrease in cash balances was mainly due to the early redemption of HK$50,000,000 interest-bearing convertible notes.

The Group's interest bearing borrowings are repayable on demand and carry interest at annual rates ranging from 6.5% to 7.5%. At the end of the period under review, the Group's interest bearing borrowings together with the convertible notes, totalled HK$194,383,000. Accordingly, the Group's gearing ratio, which was measured on the basis of the Group's total interest bearing borrowings and convertible notes over the shareholders' fund, was 46.4%, representing a sharp decrease of 35.5% from the 81.9% as at 31 December 2001.

One of the Group's subsidiaries in the PRC has secured banking facility for letters of credit in a total amount of US$6,000,000 of which US$4,387,000 was utilized by the end of interim period. With its cash holdings, recurring cash flow from its operations and available banking facility, the Group believes that it will have sufficient funds to meet its present operation requirements and to further develop its business in the foreseeable future.

Charges on Group Assets

As mentioned in the annual report of the Company for the year ended 31 December 2001, certain land & buildings of a 51%-owned subsidiary in the PRC, namely Dongguan Guangnan Stock Development Co. Ltd. (the "Subsidiary"), with gross carrying amount of HK$10,373,000, have been pledged to a bank for a loan of HK$8,480,000 granted to a minority shareholder of the Subsidiary. A provision of HK$10,373,000 was made in the previous year.

Exchange Rate Exposure

The Group's assets, liabilities and transactions were primarily denominated either in Hong Kong dollars, US dollars or Renminbi. As the exchange rates of Hong Kong dollars, US dollars or Renminbi were relatively stable during the period, the Group was not exposed to significant exchange risk.

EMPLOYEES AND REMUNERATION POLICIES

As at 30 June 2002, the Group has a total of 826 employees, of whom 57 based in Hong Kong and 769 based in the PRC. Employees' remuneration is determined in accordance with their performance, experience and prevailing industry practice. Discretionary bonus will be awarded to employees based on individual performance and the Group's performance under a reward evaluation policy. In addition, a share option scheme has been adopted since 24 August 2001 under which share options were or will be granted to members of the senior and middle management as incentive and award for their contribution to the Group.

The Group has established a Compensation Committee to be responsible for receiving advice and making recommendations to the Board with respect to the remuneration policies of senior employees. The Committee comprises the Chairman, the General Manager and three independent non-executive Directors. During the first half of 2002, one compensation committee meeting was held to explore relevant issues.

PROSPECT

Following the successful completion of its major debt restructuring by the end of 2000 and a year of hard work in 2001, the Group has achieved satisfactory progress in respect of various aspects, including the cessation of its severe loss-making supermarket operations, the elimination of the non-performing assets and loss-making business, the successful acquisition of Zhongshan Zhongyue Tinplate Industrial Co. Ltd. and Zhongshan Shan Hai Industrial Co. Ltd., exploring new business opportunities and laying foundation for stable and progressive growth. With vigorous efforts in re-engineering the business, undertaking the stringent cost control measures and raising the overall operating quality, the Group has recovered its strength in its operations and achieved noticeable improvement in its asset base, financial position and operating results.

While the business environment continues to present great challenges, the Group is committed to implementing measures on stringent cost control and operating efficiency. The management considers that the Group will consolidate the "result-oriented" management philosophy and will continue to adjust its business model to take advantage of emerging opportunities, to actively explore into new and quality investment opportunities with good potential in profitability, to expedite the adjustments in both business structure and product mix and to reinforce the financial management and control. The management also believes that the Group will leverage its capacities and operating results to create a new fresh look to the market and will progress towards a healthy development prospect.

AUDIT COMMITTEE

In compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), the Company established an Audit Committee in July 1999. Members of the Audit Committee currently comprise three independent non-executive Directors of the Company. Two meetings of the Audit Committee were held in the first half of this year, during which the annual report of the Group for the year ended 31 December 2001 was reviewed and discussed prior to recommending the accounts to the Board of Directors of the Company for approval.

DIRECTORS' INTERESTS IN SHARES AND RIGHTS TO SUBSCRIBE FOR SHARES

As at 30 June 2002, the following Directors had interests in shares and/or rights to subscribe for shares of the Company and its associated corporations that are required to be recorded in the register kept by the Company pursuant to section 29 of the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance"), or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies under the Listing Rules:

(I) Share

(i) The Company

Name	Number of Ordinary Shares held
Liang Jiang	300,000
Woo Ching Yee	2,000,000

(ii) Guangdong Investment Limited

Name	Number of Ordinary Shares held
Liang Jiang	310,000
Li Li (Resigned on 31 July 2002)	520,000

(iii) Guangdong Brewery Holdings Limited

Name	Number of Ordinary Shares held
Luo Fanyu	70,000

(iv) Guangdong Tannery Limited

Name	Number of Ordinary Shares held
Luo Fanyu	70,000
Hou Zhuobing (Resigned on 31 July 2002)	10,000

DIRECTORS' INTERESTS IN SHARES AND RIGHTS TO SUBSCRIBE FOR SHARES *(Continued)*

(II) Share Options

The Company

As at 30 June 2002, the Directors of the Company did not have any interests in rights to subscribe for shares of the Company under the share option scheme adopted by the Company on 21 November 1994 ("1994 Share Option Scheme"). Certain employees and other participants of the Company had the following interests in rights to subscribe for shares of the Company granted under the 1994 Share Option Scheme of the Company. Each option gives the holder the right to subscribe for one share of par value HK$0.1 each of the Company.

Category or Name	Date of share options granted #	Number of share options: Held on 1 January 2002 '000	Number of share options: Granted during the period '000	Exercisable period of share options	Total consideration paid for share options granted HK$	Price per share to be paid on exercise of share option HK$	During the period number of share options: Exercised '000	During the period number of share options: Lapsed '000	During the period number of share options: Cancelled '000	Number of share options held on 30 June 2002 '000
Employees and other participants	11/02/1998	15,200	–	12/02/1999 to 10/02/2002	–	0.4295	–	15,200	–	–

\# *The vesting period of the share options is from the date of grant until the commencement of the exercise period.*

As at 30 June 2002, the Directors and certain employees of the Company had the following interests in rights to subscribe for shares of the Company granted under the share option scheme adopted by the Company on 24 August 2001. Each option gives the holder the right to subscribe for one share of par value HK$0.1 each of the Company.

Category or Name	Date of share options granted #	Number of share options: Held on 1 January 2002 '000	Number of share options: Granted during the period '000	Exercisable period of share options	Total consideration paid for share options granted HK$	Price per share to be paid on exercise of share option HK$	During the period number of share options: Exercised '000	During the period number of share options: Lapsed '000	During the period number of share options: Cancelled '000	Number of share options held on 30 June 2002 '000	Share price (**): At grant date of options during the period HK$	Share price (**): At exercise date of options during the period HK$
Directors												
Ye Xuquan (resigned on 14 January 2002)	24/08/2001	55,000	–	26/11/2001 to 25/11/2006*	10	0.1495	55,000	–	–	–	–	0.235
Li Li (resigned on 31 July 2002)	24/08/2001	45,000	–	26/11/2001 to 25/11/2006*	10	0.1495	–	–	–	45,000	–	–
Chen Lizhong (resigned on 10 June 2002)	24/08/2001	35,000	–	26/11/2001 to 25/11/2006*	10	0.1495	–	–	–	35,000	–	–
Employees	24/08/2001	152,000	–	26/11/2001 to 25/11/2006*	10	0.1495	–	1,000	–	151,000	–	–

DIRECTORS' INTERESTS IN SHARES AND RIGHTS TO SUBSCRIBE FOR SHARES *(Continued)*

(II) Share Options *(Continued)*

The vesting period of the share options is from the date of grant until the commencement of the exercise period or the grantee's completion of half year's full time service with the Company or its subsidiaries, whichever is the later.

* *If 25 November 2006 is not a business day in Hong Kong, the exercisable period shall end at the close of business on the last business day preceding that day.*

** *The share price disclosed as at the date of exercise of share options is the Hong Kong Stock Exchange closing price of the shares of the Company on the trading day immediately prior to the date of exercise of the share options.*

Save as disclosed above and other than certain nominee shares in subsidiaries of the Company held by the Directors in trust for the Company, as at 30 June 2002, none of the Directors and chief executive of the Company had or was deemed to have any interest in the equity or debt securities of the Company or any of its associated corporations (within the meaning of the SDI Ordinance) which requires notification pursuant to section 28 of the SDI Ordinance (including interests which any such Director is deemed or taken to have under section 31 or part 1 of the schedule to the SDI Ordinance) or which is required, pursuant to section 29 of the SDI Ordinance, to be entered in the register referred to therein, or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, and none of the Directors and chief executives of the Company, or their spouse or children under the age of 18, had any right to subscribe for equity or debt securities of the Company, or had exercised any such right.

During the period, no share options were granted by the Company or its subsidiaries.

SUBSTANTIAL SHAREHOLDERS

As at 30 June 2002, the following persons, other than the Directors and chief executive of the Company whose interests are disclosed above, had an interest in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company, as recorded in the register of interests required to be kept by the Company pursuant to section 16(1) of the SDI Ordinance :

Name	Number of ordinary shares beneficially held	Percentage holding
Guangdong Yue Gang Investment Holdings Company Limited ("Yue Gang")	5,359,264,680 *(Note)*	59.56%
GDH Limited ("GDH")	5,359,264,680	59.56%

Note: The attributable interest which Yue Gang has in the Company represents 5,359,264,680 ordinary shares deemed to be held by GDH. GDH is 100% owned by Yue Gang.

Save as disclosed herein, the Directors are not aware of any shareholders who were interested in 10% or more of the issued share capital of the Company as at 30 June 2002.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the six months ended 30 June 2002, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

COMPLIANCE WITH CODE OF BEST PRACTICE

None of the Directors is aware of any information that would reasonably indicate that the Company is not, or was not during the six months ended 30 June 2002, in compliance with the Code of Best Practice as set out in Appendix 14 of the Listing Rules, except that the non-executive Directors are not appointed for specific terms as they are subject to retirement by rotation and re-election at annual general meetings in accordance with the Company's Articles of Association.

By Order of the Board
Liang Jiang
Chairman

Hong Kong, 12 September 2002

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

二零零二年中期報告

The Standard published on 1 August 2002

GDH

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

The Board of Directors (the "Board") of Guangnan (Holdings) Limited (the "Company") announces that Mr. Li Li has resigned as an Executive Vice Chairman and Director and Ms. Hou Zhuobing has resigned as a Non-executive Director of the Company all with effect from 31st July, 2002.

The Board would like to express its sincere appreciation to Mr. Li and Ms. Hou for their endeavour and contribution made to the group throughout their term of service to the Board.

In addition, the Board is pleased to announce that Ms. Liang Jianqin was appointed as a Non-executive Director of the Company with effect from 31st July, 2002.

By Order of the Board
Liang Jiang
Chairman

Hong Kong, 31st July, 2002

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

INTERIM RESULTS
FOR THE SIX MONTHS ENDED 30 JUNE 2002

RESULTS HIGHLIGHTS

- Turnover: Down 15% to HK$892,392,000
- Gross profit margin: up from 9.7% in the same period of last year to 11.8%
- Profit attributable to shareholders: Turnaround from a loss of HK$9,808,000 for the same period in last year to a profit of HK$56,073,000
- Basic earnings per share: 0.62 cents

The Board of Directors of Guangnan (Holdings) Limited (the "Company") is pleased to announce the unaudited consolidated interim results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2002 together with comparative figures. The results had been reviewed by the Company's auditors, KPMG, and the Company's audit committee.

INTERIM RESULTS

(Expressed in Hong Kong dollars)

Consolidated profit and loss account for the six months ended 30 June 2002 – unaudited

	Note	Six months ended 30 June 2002 $'000	2001 $'000
Turnover	2	892,392	1,050,409
Cost of sales		(787,329)	(948,600)
Gross profit		105,063	101,809
Other revenue		7,872	24,587
Other net income		1,301	5,087
Distribution costs		(28,188)	(89,296)
Administrative expenses		(27,781)	(43,095)
Other operating expenses		(3,815)	(7,677)
Profit/(loss) from operations		54,452	(8,585)
Non-operating income	3	16,143	13,665
Non-operating expenses	4	–	(14,113)
Finance costs	5(a)	(6,203)	(333)
Share of profits less losses of associates		105	1,699
Profit/(loss) from ordinary activities before taxation	5	64,497	(7,667)
Taxation	6	(6,125)	(1,834)
Profit/(loss) from ordinary activities after taxation		58,372	(9,501)
Minority interests		(2,299)	(307)
Profit/(loss) attributable to shareholders		56,073	(9,808)
Transfer to other reserve		1,198	Nil
Earnings/(loss) per share			
Basic	7(a)	0.62 cents	(0.12) cents
Diluted	7(b)	0.59 cents	N/A
Interim dividend		Nil	Nil

Consolidated balance sheet at 30 June 2002

(Expressed in Hong Kong dollars)

	Note	At 30 June 2002 (Unaudited) $'000	At 31 December 2001 (Audited) $'000
Non-current assets			
Fixed assets			
– Investment properties		104,055	104,044
– Other property, plant and equipment		288,079	293,802
		392,134	397,846
Construction in progress		4,373	–
Interest in associates		140,100	152,238
Investment securities		1,079	1,079
Deferred tax assets		4,957	4,957
Negative goodwill		(19,415)	(20,250)
		523,228	535,870
Current assets			
Inventories		112,519	77,337
Trade and other receivables	8	134,963	102,876
Other securities		4,819	14,240
Cash and cash equivalents		202,442	228,001
		454,743	422,454
Current liabilities			
Interest-bearing borrowings		59,383	105,877
Trade and other payables	9	325,495	277,593
Taxation		7,306	5,136
		392,184	388,606
Net current assets		62,559	33,848
Total assets less current liabilities		585,787	569,718
Non-current liabilities			
Convertible notes		135,000	185,000
Shareholders' loans to subsidiaries contributed by minority shareholders		11,615	11,349
		146,615	196,349
Minority interests		19,868	18,395
		419,304	354,974
Capital and reserves			
Share capital	10	899,833	894,333
Reserves		(480,529)	(539,359)
		419,304	354,974

2

Basis of preparation

This interim financial report is unaudited, but has been reviewed by KPMG in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports", issued by the Hong Kong Society of Accountants ("HKSA").

The interim financial report has been prepared in accordance with the requirements of the Main Board Listing Rules of The Stock Exchange of Hong Kong Limited, including compliance with Statement of Standard Accounting Practice 25 "Interim financial reporting" issued by the HKSA.

The financial information relating to the financial year ended 31 December 2001 included in the interim financial report does not constitute the Company's statutory accounts for that financial year but is derived from those accounts. Statutory accounts for the year ended 31 December 2001 are available from the Company's registered office. The auditors have expressed an unqualified opinion on those accounts in their report dated 17 April 2002.

The same accounting policies adopted in the 2001 annual accounts have been applied to the interim financial report.

Segmental information

Analysis of the principal activities and geographical locations of operations by the Company and its subsidiaries during the period are as follows:–

(a) *Business segments*

	Tinplating $'000	Live and fresh foodstuffs distribution $'000	Feed production and livestock farming $'000	Trading of foodstuffs $'000	Industrial property leasing $'000	Inter-segment elimination $'000	Unallocated $'000	Consolidated $'000
Period ended 30 June 2002								
Revenue from external customers	264,091	503,541	67,357	44,748	12,655	–	–	892,392
Inter-segment revenue	456	–	–	–	–	(456)	–	–
Other revenue from external customers	–	–	–	–	–	–	7,872	7,872
Total	264,547	503,541	67,357	44,748	12,655	(456)	7,872	900,264
Segment result	37,518	6,576	1,251	1,016	8,972			55,333
Inter-segment transactions	(177)	–	–	–	177			–
Contributions from operations	37,341	6,576	1,251	1,016	9,149			55,333
Unallocated operating income and expenses								(881)
Profit from operations								54,452
Finance costs								(6,203)
Share of profits less losses of associates	–	2	–	107	–	–	(4)	105
Non-operating income								16,143
Taxation								(6,125)
Minority interests								(2,299)
Profit attributable to shareholders								56,073

	Live and fresh foodstuffs distribution $'000	Feed production and livestock farming $'000	Trading of foodstuffs $'000	Discontinued supermarket operations $'000	Inter-segment elimination $'000	Unallocated $'000	Consolidated $'000
Period ended 30 June 2001							
Revenue from external customers	661,225	100,392	11,990	276,802	–	–	1,050,409
Inter-segment revenue	10	–	4,899	–	(4,909)	–	–
Other revenue from external customers	–	–	–	12,561	–	12,026	24,587
Total	661,235	100,392	16,889	289,363	(4,909)	12,026	1,074,996
Segment result	9,982	892	884	(14,599)			(2,841)
Inter-segment transactions	(10)	–	(774)	784			–
Contributions from operations	9,972	892	110	(13,815)			(2,841)
Unallocated operating income and expenses							(5,744)
Loss from operations							(8,585)
Finance costs							(333)
Share of profits less losses of associates	617	–	364	–	–	718	1,699
Non-operating income							13,665
Non-operating expenses							(14,113)
Taxation							(1,834)
Minority interests							(307)
Loss attributable to shareholders							(9,808)

(b) *Geographical segments*

	Group Turnover Six months ended 30 June 2002 $'000	2001 $'000
Hong Kong	531,815	930,295
Elsewhere in the People's Republic of China (the "PRC")	343,289	116,624
Others	17,288	3,490
	892,392	1,050,409

3

Feed Production and Livestock Farming

The feed production and livestock farming operations registered a turnover of HK$67,357,000, representing a 32.9% decline from the turnover of HK$100,392,000 for the same period of last year. The drop in turnover was largely attributable to the discontinuance of certain loss-making feed products.

Notwithstanding the decline in turnover, the operations saw a rise in operating profit by 40% from HK$892,000 in the same period of last year to HK$1,251,000. The notable improvement in profitability was attributable to the strategic refocus of the sales mix: shifting from discontinuance of the loss-making poultry feed products and moving towards the higher-margin shrimp feed products. As a result, the average gross profit margin of the feed products was up from 3.5% in the same period of last year to 9.7%.

The Group's feed production operation is located in Zhan Jiang of Guangdong province where the aquatic food industry is developing fast. It is expected that the aqua feed market would have great growing potential prospect. In order to capitalize the growing demand for the aqua feed products, the Group enhanced the production facility for the shrimp feed products in May 2002, raising the monthly production for the shrimp feed products from 400 tonnes to 1,000 tonnes. The Group is now exploring the feasibility to further expand the production line for the shrimp feed products. Following the readjustment of the product mix, the Group believes that profit contribution from the feed production operation will notably increase.

FINANCIAL POSITION

At 30 June 2002, the Group's total assets amounted to HK$977,971,000 and total liabilities stood at HK$538,799,000 which were respectively increased by HK$19,647,000 and declined by HK$46,156,000 as compared with the position as at the year end date of 2001. The net current assets of the Group increased from HK$33,848,000 as at 31 December 2001 to HK$62,559,000 as at 30 June 2002 and the current ratio (current assets divided by current liabilities) edged up by 0.07 times. The Group's financial position has further enhanced since the last financial year-end date, indicating a steady move towards improving results and paving the way for future business expansion.

Liquidity and Financing Resources

At 30 June 2002, the Group maintained cash balances of HK$202,442,000, down 11.2% from the cash balances as at 31 December 2001. The decrease in cash balances was mainly due to the early redemption of HK$50,000,000 interest-bearing convertible notes.

The Group's interest bearing borrowings are repayable on demand and carry interest at annual rates ranging from 6.5% to 7.5%. At the end of the period under review, the Group's interest bearing borrowings together with the convertible notes, totalled HK$194,383,000. Accordingly, the Group's gearing ratio, which was measured on the basis of the Group's total interest bearing borrowings and convertible notes over the shareholders' fund, was 46.4%, representing a sharp decrease of 35.5% from the 81.9% as at 31 December 2001.

One of the Group's subsidiaries in PRC has secured banking facility for letters of credit in a total amount of US$6,000,000 of which US$4,387,000 was utilized by the end of interim period. With its cash holdings, recurring cash flow from its operations and available banking facility, the Group believes that it will have sufficient funds to meet its present operation requirements and to further develop its business in the foreseeable future.

Charges on Group Assets

As mentioned in the annual report of the Company for the year ended 31 December 2001, certain land & buildings of a 51%-owned subsidiary in the PRC, namely Dongguan Guangnan Stock Development Co. Ltd. (the "Subsidiary"), with gross carrying amount of HK$10,373,000, have been pledged to a bank for a loan of HK$8,480,000 granted to a minority shareholder of the Subsidiary. A provision of HK$10,373,000 was made in the previous year.

Exchange Rate Exposure

The Group's assets, liabilities and transactions were primarily denominated either in Hong Kong dollar, US dollar or Renminbi. As the exchange rates of Hong Kong dollar, US dollar or Renminbi were relatively stable during the period, the Group was not exposed to significant exchange risk.

4

EMPLOYEES AND REMUNERATION POLICIES

As at 30 June 2002, the Group has a total of 826 employees, of whom 57 based in Hong Kong and 769 based in the PRC. Employees' remuneration is determined in accordance with their performance, experience and prevailing industry practice. Discretionary bonus will be awarded to employees based on individual performance and the Group's performance under a reward evaluation policy. In addition, a share option scheme has been adopted since 24 August 2001 under which share options were or will be granted to members of the senior and middle management as incentive and award for their contribution to the Group.

The Group has established a Compensation Committee to be responsible for receiving advice and making recommendations to the Board with respect to the remuneration policies of senior employees. The Committee comprises the Chairman, the General Manager and three independent non-executive Directors. During the first half of 2002, one compensation committee meeting was held to explore relevant issues.

PROSPECT

Following the successful completion of its major debt restructuring by the end of 2000 and a year of hard work in 2001, the Group has achieved satisfactory progress in respect of various aspects, including the cessation of its severe loss-making supermarket operations, the elimination of the non-performing assets and loss-making business, the successful acquisition of Zhongshan Zhongyue Tinplate Industrial Co. Ltd. and Zhongshan Shan Hai Industrial Co. Ltd., exploring new business opportunities and laying foundation for stable and progressive growth. With vigorous efforts in re-engineering the business, undertaking the stringent cost control measures and raising the overall operating quality, the Group has recovered its strength in its operations and achieved noticeable improvement in its asset base, financial position and operating results.

While the business environment continues to present great challenges, the Group is committed to implementing measures on stringent cost control and operating efficiency. The management considers that the Group will consolidate the "result-oriented" management philosophy and will continue to adjust its business model to take advantage of emerging opportunities, to actively explore into new and quality investment opportunities with good potential in profitability, to expedite the adjustments in both business structure and product mix and to reinforce the financial management and control. The management also believes that the Group will leverage its capacities and operating results to create a new fresh look to the market and will progress towards a healthy development prospect.

AUDIT COMMITTEE

In compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), the Company established an Audit Committee in July 1999. Members of the Audit Committee currently comprise three independent non-executive Directors of the Company. Two meetings of the Audit Committee were held in the first half of this year, during which the annual report of the Group for the year ended 31 December 2001 was reviewed and discussed prior to recommending the accounts to the Board of Directors of the Company for approval.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the six months ended 30 June 2002, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

COMPLIANCE WITH CODE OF BEST PRACTICE

None of the Directors is aware of any information that would reasonably indicate that the Company is not, or was not during the six months ended 30 June 2002, in compliance with the Code of Best Practice as set out in Appendix 14 of the Listing Rules, except that the non-executive Directors are not appointed for specific terms as they are subject to retirement by rotation and re-election at annual general meetings in accordance with the Company's Articles of Association.

By Order of the Board
Liang Jiang
Chairman

Hong Kong, 12 September 2002

Ref. No. ___________

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive

COMPANY NAME Guangnan (Holdings) Limited STOCK CODE 1203

(3) Identification of director or chief executive who is making disclosure

NAME (Surname first) Liang Jianqin HKID/PASSPORT NO. P544686(8) CONTACT PHONE NO. 2828 3938

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 3.

~~Yes~~/No * (* Delete as appropriate)

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

Day Month Year

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. N/A ___ ___

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] N/A 1__ 2__ 3__ 4__ 5__ 6__ 7__ 8__

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/PASSPORT NO.	ADDRESS	NUMBER OF SHARES HELD
N/A			

..../2

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of the deeming provisions contained in S.8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/PASSPORT NO.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION.	NUMBER OF SHARES HELD BY CORPORATION
N/A		

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/PASSPORT NO.	ADDRESS	NUMBER OF SHARES HELD
N/A			

.../3

(10) Declaration of interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUI-SITION	DIS-POSAL	DATE OF TRANSACTION (DAY/MONTH/YEAR)	CONSIDERATION PER UNIT
N/A				-	-	/ /	

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS						
(A) NAME OF CORPORATION	(B)CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (DAY/MONTH/YEAR)	(E)PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
Guangdong Investment Limited	Ordinary share	450,000	16/03/98	Commencing on 17/09/1998 ("Commencement Date") and expiring at 5:01 p.m. on the business day immediately preceding the fifth anniversary of the Commencement Date.	HK$3.024	Nil
Guangdong Investment Limited	Ordinary share	400,000	10/08/01	Commencing on 11/02/2002 ("Commencement Date") and expiring at 5:01 p.m. on the business day immediately preceding the fifth anniversary of the Commencement Date.	HK$0.5312	Nil

.../4

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME (S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname First for Individual)	(E) CONSIDERATION UPON ASSIGNMENT
N/A				

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct.

Remark: Ms. Liang Jianqin was appointed as a director of Guangnan (Holdings) Limited on 31st July, 2002.

Signature: 梁剑琴

Liang Jianqin

Date: 31 July 2002

Day Month Year

Ref. No. ____________

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive

COMPANY NAME Guangnan (Holdings) Limited STOCK CODE 1203

(3) Identification of director or chief executive who is making disclosure

NAME (Surname first) Li Li HKID/PASSPORT NO. R003880(5) CONTACT PHONE NO. 2828 3938

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 3.

~~Yes~~/No * (* Delete as appropriate)

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

Day Month Year

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. N/A ______ ______

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] N/A 1__ 2__ 3__ 4__ 5__ 6__ 7__ 8__

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/PASSPORT NO.	ADDRESS	NUMBER OF SHARES HELD
N/A			

..../2

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of the deeming provisions contained in S.8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/PASSPORT NO.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION.	NUMBER OF SHARES HELD BY CORPORATION
N/A		

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/PASSPORT NO.	ADDRESS	NUMBER OF SHARES HELD
N/A			

.../3

(10) Declaration of interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUI-SITION	DIS-POSAL	DATE OF TRANSACTION (DAY/MONTH/YEAR)	CONSIDERATION PER UNIT
Guangdong Investment Limited	Ordinary Shares	-	520,000	-	-	/ - /	-

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B)CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (DAY/MONTH/YEAR)	(E)PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
Guangnan (Holdings) Limited	Ordinary share	45,000,000	24/08/01	Commencing from 26/11/2001 up to 25/11/2006.	HK$0.1495	HK$10.00 (Total)

.../4

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C)NUMBER OF SECURITIES	(D) NAME (S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname First for Individual)	(E) CONSIDERATION UPON ASSIGNMENT
N/A				

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct.

(Resigned as director of Guangnan (Holdings) Limited with effect from 31 July 2002.)

Signature: ______________________ Date: 31 July 2002

Li Li   Day Month Year

Ref. No.:

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.

COMPANY NAME Guangnan (Holdings) Limited STOCK CODE 1203

(3) Identification of director or chief executive who is making disclosure.

NAME (Surname first) Hou Zhuobing HKID/Passport No. K684233(A) CONTACT PHONE NO. 2828 3938

(4) I have or have ceased to have a notifiable Interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. ~~Yes~~ / No * (* Delete as appropriate)

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY MONTH YEAR N/A

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1 ☐ 2 ☐ 3 ☐ 4 ☐ 5 ☐ 6 ☐ 7 ☐ 8 ☐ N/A

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

Note: Please also fill in Page 2 for the completion of this disclosure.

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(10) Declaration of interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
Guangdong Tannery Limited	Ordinary shares	10,000	10,000	⊟	⊟	/ – /	–
				☐	☐	/ /	
				☐	☐	/ /	

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
N/A			/ /			
			/ /			
			/ /			

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for Individual)	(E) CONSIDERATION UPON ASSIGNMENT
N/A				

(Please continue on separate sheet if insufficient space available.)

(Resigned as director of Guangnan (Holdings) Limited with effect from 31 July 2002.)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature: [signature]

Date: 31 Day 07 Month 02 Year

CF001-5/91

CR

Companies Registry
公司註冊處

Form 表格 **AR1**

Annual Return 周年申報表

Company Number 公司編號

109667

1 Company Name 公司名稱

GUANGNAN (HOLDINGS) LIMITED
廣南（集團）有限公司

(Note 註 2) **2 Business Name 商業名稱**

N/A

3 Type of Company 公司的類別 *Please tick appropriate box 請在適當空格內加 ✓ 號*

☐ Private 私人　　☑ Others 其他

(Note 註 3) **4 Address of Registered Office 註冊辦事處地址**

29/F., Shui On Centre, 6-8 Harbour Road, Wanchai, Hong Kong

(Note 註 4) **5 Date of Return 本申報表日期**

24	06	2002
DD 日	MM 月	YYYY 年

Which is 該日期爲

☑ Date of AGM or Date of written resolution passed in lieu of AGM 周年大會日期或以代替周年大會的書面決議的日期

☐ Anniversary Date of Incorporation 成立爲法團周年日期

Please tick appropriate box 請在適當空格內加 ✓號

6 Mortgages and Charges 按揭及押記

Total Amount outstanding at the date of this Return on all mortgages and charges which should be registered with the Registrar of Companies
截至本申報表日期，一切須向公司註冊處處長登記的按揭及押記的未償還總額

NIL

Presentor's Name and Address
提交人的姓名及地址

Guangnan (Holdings) Limited
29/F., Shui On Centre
6-8 Harbour Road
Wanchai
Hong Kong

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

05/08/2002　　FF562391
CR No.　:　-109667-
Sh. Form :　AR1L
27　　$140.00
---------- ----------------
TOTAL(CSH)　$140.00
================

Third revision to Specification No. 1/97 (Amendment No. 1/2000)
指明編號第 1/97 號的第 3 期修訂(修訂編號第 1/2000 號)

2002 Annual Return/Guangnan/1

Annual Return
周年申報表

Date of Return 本申報表日期		
24	06	2002
DD 日	MM 月	YYYY 年

Company Number 公司編號
109667

(Note 註 5) **7 Share Capital** 股本 (As at the date of this Return 截至本申報表日期)

	Authorised Share Capital 法定股本	Issued Share Capital 已發行股本		
Class of Shares 股份類別	Total Nominal Value 總面值	No. of Shares Issued 已發行股份數目	Total Nominal Value of Shares Issued 已發行股份的總面值	Total Paid up Value of Shares Issued (excluding premium) 已發行股份的已繳股款總值 (不包括溢價)
Ordinary	**HK$1,500,000,000.00**	**8,998,332,859**	**HK$899,833,285.90**	**HK$899,833,285.90**
Total 總值	**HK$1,500,000,000.00**	**8,998,332,859**	**HK$899,833,285.90**	**HK$899,833,285.90**

Enter below any changes to the structure of the company's share capital since the date of the last Return.
如公司股本的結構由上一份申報表日期以來曾經變動，請在下面填寫詳情。

Class of Shares 股份類別	Change 變動情況
Ordinary	**Allotment of 300,000,000 ordinary shares of par value HK$0.1 each on 22 August 2001**
Ordinary	**Allotment of 1,000,000 ordinary shares of par value HK$0.1 each on 26 November 2001**
Ordinary	**Allotment of 2,000,000 ordinary shares of par value HK$0.1 each on 6 December 2001**
Ordinary	**Allotment of 55,000,000 ordinary shares of par value HK$0.1 each on 11 January 2002**

(Note 註 6) **8 Past and Present Members** 過去及現在的成員 *Please tick appropriate box 請在適當空格內加 ✓ 號*

For company with a share capital 有股本的公司

1 ☐ There have been no changes since the Annual Return for _____ .
由遞交 _____ 年度周年申報表以來，成員並無任何變動。

OR 或

2 ☑ A full list of members is enclosed (use Schedule 1).
隨附成員的詳細名單（使用附表一）。

For company without a share capital 無股本的公司

3 ☐ The number of members at the date of this Return is _____ .
於申報表日期的成員數目是 _____ 人。

Annual Return
周年申報表

Date of Return 本申報表日期

24	06	2002
DD 日	MM 月	YYYY 年

Company Number 公司編號

109667

(Note 註 7) **9 Secretary 秘書** *(Use Continuation Sheet A if joint secretaries 如屬聯名秘書，請用續頁A填寫)*

Name 姓名

Cheung 張	Mo Ching 慕貞
Surname 姓氏	Other names 名字

-	-
Alias (if any) 別名（如有的話）	Previous Names 前用姓名

Address 地址: **Flat B, 33/F., Tower 13A, Yee Fai Court, South Horizons, Apleichau, Hong Kong**

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

E866296(0)	-
I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

-	-
Number 號碼	Issuing Country 簽發國家

(Note 註 7) **10 Directors 董事** *(Use Continuation Sheet B if more than 3 directors 如超過三名董事，請用續頁B填寫)*

1 **Name 姓名**

Liang 梁	Jiang 江
Surname 姓氏	Other names 名字

-	梁錫江
Alias (if any) 別名（如有的話）	Previous Names 前用姓名

Address 地址: **Flat B, 35/F., Centenary Mansion, Block 2, 1 Victoria Road, Hong Kong**

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

P797058(0)	-
I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

-	-
Number 號碼	Issuing Country 簽發國家

Capacity 身份* ☑ Director 董事 ☐ Alternate Director to 替代董事

** Please tick the relevant box(es) 請在有關空格內加 ✓ 號*

Annual Return
周年申報表

Date of Return 本申報表日期

24	06	2002
DD 日	MM 月	YYYY 年

Company Number 公司編號

109667

10 Directors 董事 (cont'd 續上頁)

2 **Name 姓名**

Surname 姓氏	Other names 名字
Li 李	Li 力

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
Li Ya Ping 李亞平	-

Address 地址

Flat B, 15/F., Viva Court Building, No. 7 Rua de Jorge Alvares, Macau

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
R003880(5)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份* ☑ Director 董事 ☐ Alternate Director to 替代董事

3 **Name 姓名**

Surname 姓氏	Other names 名字
Woo 胡	Ching Yee 靜儀

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址

Flat D, 15/F., Block 25 Baguio Villa, Pokfulam, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
E913713(4)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份* ☑ Director 董事 ☐ Alternate Director to 替代董事

** Please tick the relevant box(es) 請在有關空格內加✓號*

Annual Return
周年申報表

Date of Return 本申報表日期

24	06	2002
DD 日	MM 月	YYYY 年

Company Number 公司編號

109667

(Note 註 8) **11 Registers** Address where the company's registers are kept (if not the same address as in Section 4)
登記冊 公司備存登記冊的地址（如並非備存於第 4 項的註冊辦事處內）

Register 登記冊	Address 地址
Register of Members	**Rooms 1901-1905, 19th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong**

(Note 註 9) **12 Period Covered by Accounts Enclosed** 隨附帳目所涵蓋的會計結算始末日期
(Except for Private Companies Limited by Shares 私人股份有限公司除外)

01	01	2001	To 至	31	12	2001
DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年

(Note 註 10) **13 Certificate** 證明書

(a) I certify that the information given in this Return (including 3 pages of Continuation Sheets and 1 pages of Schedules) is true to the best of my knowledge and belief.
據本人所知及至誠相信，謹此證明本申報表內的資料（包括 3 張續頁及 1 張附表）真確無訛。

~~*(b) I certify that the company has not, since the date of the last Annual Return issued any invitation to the public to subscribe for any shares or debentures in the company and that if the number of members is in excess of 50 at the date of this Return, the excess are persons who under Section 29(1)(b) of the Companies Ordinance are not to be included in the calculation of 50.~~
~~本人證明公司由上一份周年申報表日期以來，並無發出任何文件，邀請公眾人士認購公司任何股份或債權證，同時如成員數目於申報表日期超過五十，則根據公司條例第 29(1)(b)條，所超出的成員不包括在所計算的五十名額內。~~

* Only relevant to private companies. Delete if not applicable.
* 僅與私人公司有關。如不適用，請刪去。

Signed 簽名 :

(Name 姓名) : (Cheung Mo Ching)
~~Director 董事~~ / Secretary 秘書 *

Date 日期 : 24 June 2002

** Delete whichever does not apply 請刪去不適用者*

CR

Companies Registry
公司註冊處

Form 表格 **AR1**

Annual Return
周年申報表
(Schedule 1 附表一)

Date of Return 本申報表日期

24	06	2002
DD 日	MM 月	YYYY 年

Company Number 公司編號

109667

Details of Members 成員詳情
(See Section 7 of the main form for details of any change to the structure of the Company's Share Capital since the date of the last Return)
(關於由上一份申報表日期以來公司股本結構的任何變動詳情，請參閱表格第 7 項)

Share Class 股份類別 Ordinary

Name 姓名	Address 地址	Shares 股份			Remarks 備註
		Current Holding (Note 1) 現時持有量 (註 1)	Transferred 轉讓 (Note 2 註 2)		
			Number 數目	Date 日期	
	Please refer to the attached CD Rom.				
	Total 總數				

Notes 註：

1. The total shares in the 'Current Holding' for each class of share must agree with the total for that class in Section 7 of the Return.
每類別股份的「現時持有量」總數必須與申報表第 7 項所填該類別的總數相符。
2. The number of shares transferred since the last Return should be shown for each existing or ex-member.
應說明每名現任成員或前任成員由上次申報以來所轉讓的股份數目。

CR

Companies Registry
公司註冊處

Form 表格 AR1

Annual Return
周年申報表
(Continuation Sheet B 續頁 B)

Date of Return 本申報表日期

24	06	2002
DD 日	MM 月	YYYY 年

Company Number 公司編號: 109667

Details of Directors (Section 10 of main form) 董事詳情（表格第 10 項）

1 Name 姓名

Surname 姓氏	Other names 名字
McMahon	Gerard Joseph

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址: Flat E, 9/F., Vienna Mansion, 55 Paterson Street, Causeway Bay, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
XD291901(5)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份*: ☑ Director 董事 ☐ Alternate Director to 替代董事

2 Name 姓名

Surname 姓氏	Other names 名字
Tam 譚	Wai Chu, Maria 惠珠

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址: 3rd Floor, 52A, Macdonnell Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
A464118(6)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份*: ☑ Director 董事 ☐ Alternate Director to 替代董事

Please tick the relevant box(es) 請在有關空格內加 ✓ 號

CR

Companies Registry
公司註冊處

Form 表格 AR1

Annual Return 周年申報表
(Continuation Sheet B 續頁 B)

Date of Return 本申報表日期

24	06	2002
DD 日	MM 月	YYYY 年

Company Number 公司編號: 109667

Details of Directors (Section 10 of main form) 董事詳情（表格第 10 項）

1 Name 姓名

Surname 姓氏	Other names 名字
Li 李	Kar Keung 嘉強

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址: Flat 4B, Block 8, Cavendish Heights, 33 Perkins Road, Jardine Lookout, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
E516940(6)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份*: ☑ Director 董事 ☐ Alternate Director to 替代董事

2 Name 姓名

Surname 姓氏	Other names 名字
Luo 羅	Fanyu 蕃郁

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址: Flat D, 17/F., Tai Yuen Court, 38 Tai Yuen Street, Wanchai, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
K589564(2)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份*: ☑ Director 董事 ☐ Alternate Director to 替代董事

** Please tick the relevant box(es) 請在有關空格內加 ✓ 號*

CR

Form 表格 **AR1**

Companies Registry
公司註冊處

Annual Return
周年申報表
(Continuation Sheet B 續頁 B)

Date of Return 本申報表日期

24	06	2002
DD 日	MM 月	YYYY 年

Company Number 公司編號: **109667**

Details of Directors (Section 10 of main form) 董事詳情（表格第 10 項）

1 **Name 姓名**

Surname 姓氏	Other names 名字
Hou 侯	**Zhuobing 卓冰**

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址: **Flat A, 28/F., Tower 25, South Horizons, Apleichau, Hong Kong**

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
K684233(A)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份* ☑ Director 董事 ☐ Alternate Director to 替代董事

2 **Name 姓名**

Surname 姓氏	Other names 名字
Wu 吳	**Wai Chung, Michael 偉聰**

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址: **2404A, Villa Rocha, 10 Broadwood Road, Hong Kong**

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
A871169(3)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份* ☑ Director 董事 ☐ Alternate Director to 替代董事

** Please tick the relevant box(es)　請在有關空格內加 ✓ 號*

Certified True Copy

Director / ~~Secretary~~

Date : 24 JUN 2002

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

二零零一年年報

CR

Form 表格 D2

Companies Registry
公 司 註 冊 處

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

109667

1 Company Name 公司名稱

GUANGNAN (HOLDINGS) LIMITED
廣南（集團）有限公司

2 Type of Change 更改事項

*☐ Resignation or cessation 辭職或停職

☑ New appointment 新委任

☐ Change of particulars 更改資料

3 Details of Change 更改詳情

(Note 註 2) **A. Resignation or cessation 辭職或停職**
(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁A 填寫)

☐ Secretary 秘書 ☐ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏	Other names 名字

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家

Date of Resignation or Cessation 辭職或停職日期

Date 日期 (DD 日 / MM 月 / YYYY 年)	Alternate To 替代

* *Please tick the relevant box(es) 請在有關格內加 ☐ 號*

Presentor's Name and Address
提交人的姓名及地址

GUANGNAN (HOLDINGS) Limited
29/F., Shui On Centre,
6-8 Harbour Road,
Wanchai,
Hong Kong

For Official Use
請勿填寫本欄

收件日期 RECEIVED 19-07-2002 公司註冊處(行政組) COMPANIES REGISTRY (Administration Section)

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號
109667

3 Details of Change 更改詳情 (cont'd 續上頁)

(Notes 註 3 & 4)

B. Appointment／Change of particulars 委任／更改資料
(Use Continuation Sheet B if more than 1 director／secretary is involved 如涉及超過一位董事／秘書，請用續頁B 填寫)

Brief Description 簡略描述	Effective Date(s) 生效日期		
Appointment of director	10	07	2002
	DD 日	MM 月	YYYY 年

Existing Name 現用姓名: -

Name／New Name 姓名／新姓名:

Surname 姓氏	Other names 名字
Li 李	**Xiangbin 相彬**

Alias (if any) 別名（如有的話）: -

Previous Names 前用姓名: -

Address 地址: **Flat 2, 5/F., No. 38 Centre Street, Sai Ying Pun, Hong Kong**

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
R032986(9)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家

This Notification includes 0 **Continuation Sheet A and** 0 **Continuation Sheet B.**
本通知書包括 ______ 張續頁 **A** 及 ______ 張續頁 **B**。

Signed 簽名：
(Name 姓名): (Cheung Mo Ching) Date 日期： 10 JULY 2002

~~Director／~~Secretary~~／Manager／~~
~~Authorized Representative~~ *
董事／秘書／經理／授權代表 *

** Delete whichever does not apply 請刪去不適用者*

Form 表格 **D3**

Companies Registry
公 司 註 冊 處

Consent to Act as a Director
出任董事職位同意書

Company Number 公司編號

109667

Company Name 公司名稱

Guangnan (Holdings) Limited 廣南(集團)有限公司

I Li Xiangbin 李相彬 **consent to act as a Director of the above company**
本人 ______________ 同意出任上述公司的董事一職，

with effect from 10 July 2002 **, and confirm that I have attained the age of 18 years*.**
生效日期爲 ______________ ,並確認本人已年滿十八歲*。

Signed 簽名： [signature]
Li Xiangbin

Date 日期： 10 JULY 2002

** Delete the age certification if the director is a body corporate.*
如董事屬法人團體，請刪去年齡證明。

收件日期 RECEIVED
19-07-2002
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

Form 表格 **D2**

Companies Registry
公司註冊處

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

109667

1 Company Name 公司名稱

GUANGNAN (HOLDINGS) LIMITED
廣南（集團）有限公司

2 Type of Change 更改事項

* ☑ Resignation or cessation 辭職或停職
☑ New appointment 新委任
☐ Change of particulars 更改資料

3 Details of Change 更改詳情

(Note 註 2) **A. Resignation or cessation** 辭職或停職、
(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁A 填寫)

☐ Secretary 秘書 ☑ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏	Other names 名字
Li 李	Li 力

Identification 身份證明

a Hong Kong Identity Card or Company Number
香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
R003880(5)	-

b Overseas Passport
海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Date of Resignation or Cessation
辭職或停職日期

Date 日期 (DD 日 / MM 月 / YYYY 年)	Alternate To 替代
31 / 07 / 2002	-

** Please tick the relevant box(es)* *請在有關格內加 ☐ 號*

Presentor's Name and Address
提交人的姓名及地址

GUANGNAN (HOLDINGS) Limited
29/F., Shui On Centre,
6-8 Harbour Road,
Wanchai,
Hong Kong

For Official Use
請勿填寫本欄

收件日期 RECEIVED
07-08-2002
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號
109667

3 Details of Change 更改詳情 (cont'd 續上頁)

(Notes 註 3 & 4)

B. Appointment／Change of particulars 委任／更改資料
(Use Continuation Sheet B if more than 1 director／secretary is involved 如涉及超過一位董事／秘書，請用續頁B 填寫)

Brief Description 簡略描述	Effective Date(s) 生效日期		
Appointment of director	31	07	2002
	DD 日	MM 月	YYYY 年

Existing Name 現用姓名: -

Name／New Name 姓名／新姓名:

Surname 姓氏	Other names 名字
Liang 梁	**Jianqin 劍琴**

Alias (if any) 別名（如有的話）: -

Previous Names 前用姓名: -

Address 地址: **Flat D, 22/F, Winsome House, 154-158 Wing Lok Street, Sheung Wan, Hong Kong**

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
P544686(8)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

This Notification includes 1 **Continuation Sheet A and** 0 **Continuation Sheet B.**
本通知書包括 ________ 張續頁 **A** 及 ________ 張續頁 **B**。

Signed 簽名：[signature]
(Name 姓名): (Cheung Mo Ching) Date 日期： 31 JULY 2002

~~Director／~~Secretary~~／Manager／~~
~~Authorized Representative~~ *
董事／秘書／經理／授權代表 *

** Delete whichever does not apply 請刪去不適用者*

Form 表格 D2

Companies Registry
公司註冊處

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書
(Continuation Sheet A 續頁 A)

Company Number 公司編號: 109667

Details of Resignation／Cessation (Section 3A of main form) 辭職／停職詳情(表格第3A項)

(Note 註2) 1 **Resignation or cessation 辭職或停職**

☐* Secretary 秘書 ☑ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏	Other names 名字
Hou 侯	Zhuobing 卓冰

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
K684233(A)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Date of Resignation or Cessation 辭職或停職日期

DD 日	MM 月	YYYY 年	Alternate To 替代
31	07	2002	-

2 **Resignation or cessation 辭職或停職**

☐ Secretary 秘書 ☐ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏	Other names 名字

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家

Date of Resignation or Cessation 辭職或停職日期

DD 日	MM 月	YYYY 年	Alternate To 替代

** Please tick the relevant box(es) 請在有關格內加 ☐ 號*

Form 表格 D3

Companies Registry
公 司 註 冊 處

Consent to Act as a Director
出任董事職位同意書

Company Number 公司編號

109667

Company Name 公司名稱

Guangnan (Holdings) Limited
廣南(集團)有限公司

I Liang Jianqin 梁劍琴 consent to act as a Director of the above company
本 人 ______________ 同 意 出 任 上 述 公 司 的 董 事 一 職，

with effect from 31 July 2002, and confirm that I have attained the age of 18 years*.
生 效 日 期 爲 ______________ ,並 確 認 本 人 已 年 滿 十 八 歲 *。

Signed 簽名： [signature]
Liang Jianqin

Date 日期： 31 JULY 2002

\ Delete the age certification if the director is a body corporate.
如董事屬法人團體，請刪去年齡證明。

收件日期 RECEIVED
07-08-2002
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

CR

Companies Registry
公 司 註 冊 處

Form 表格 **R1**

Notification of Situation of Registered Office
註冊辦事處座落地點通知書

Company Number 公司編號

109667

1 Company Name 公司名稱

Guangnan (Holdings) Limited
廣南(集團)有限公司

2 Situation of Registered Office 註冊辦事處座落地點

15TH FLOOR, TIANJIN BUILDING,
167 CONNAUGHT ROAD WEST
HONG KONG

3 Effective Date 生效日期

18	09	2002
DD 日	MM 月	YYYY 年

Signed 簽名 :

(Name 姓名) : (Cheung Mo Ching) Date 日期 : 18 SEPTEMBER 2002

~~Director 董事~~／Secretary 秘書 *

** Delete whichever does not apply 請刪去不適用者*

Presentor's Name and Address
提交人的姓名及地址

Guangnan (Holdings) Limited
15th Floor, Tianjin Building
167 Connaught Road West
Hong Kong

For Official Use
請勿填寫本欄

收件日期 RECEIVED
30 -09- 2002
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

GDH 廣南(集團)有限公司
香港干諾道西167號天津大廈15樓
GUANGNAN (HOLDINGS) LIMITED
15/F., Tianjin Building, 167 Connaught Road West, H.K.
Tel: (852) 2828 3938 Fax: (852) 2583 9288

2 October 2002

Exemption No. 82-5425

The U.S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington D. C. 20549

Re: Guangnan (Holdings) Limited
12g3-2(b) Exemption No. 82-5425

In relation to Guangnan (Holdings) Limited, a company incorporated in Hong Kong, please find furnished herewith the Monthly Return on Movement of Listed Equity Securities from January 2000 to August 2002 pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act").

For and on behalf of
GUANGNAN (HOLDINGS) LIMITED

Lorraine Cheung
Company Secretary

Encl.

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 31 January 2000

To : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Guangnan (Holdings) Limited
(Name of Company)
Joe K F Poon - Manager
Central Registration Hong Kong Limited - Share Registrars Tel No.: 2862 8522
(Name of Responsible Official)

Date : 9 February 2000

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

√ 1. Ordinary shares 2. Preference shares

3. Other classes of shares; please specify: ________

4. Warrants; please specify: ________

(B) Movement in Authorised Share Capital:

	No. of Ordinary Shares/ Preference Shares/ Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	1,500,000,000	0.10	150,000,000.00
Increase/(Decrease): (EGM approval date:)	N/A	N/A	N/A
Balance at close of the month:	1,500,000,000	0.10	150,000,000.00

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month:	909,508,722		
Increase/(Decrease) during the month:	N/A		
Balance at close of the month:	909,508,722		

(D) Details of Movement:

*please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
Share Option Scheme						
Exercise price:						
1. HK$ 2.356	9,900,000	--	--	--	9,900,000	
2. HK$ 3.476	100,000	--	--	--	100,000	
3. HK$ 4.224	200,000	--	--	--	200,000	
4. HK$ 7.064	17,110,000	--	--	--	17,110,000	
5. HK$ 9.600	3,000,000	--	--	--	3,000,000	
6. HK$ 9.336	900,000	--	--	--	900,000	
7. HK$ 4.08	3,000,000	--	--	--	3,000,000	
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ______ *Subscription price: HK$* ______						
2. ______ *Subscription price: HK$* ______						
CONVERTIBLES* Class	Units	Converted (Units)			Units	
______ *Convertible price: HK$* ______						
OTHER ISSUES OF SHARES*						
Rights Issue	Price:	Issue and Allotment Date:				
Placing	Price:	Issue and Allotment Date:				
Bonus Issue		Issue and Allotment Date:				
Scrip Dividend		Issue and Allotment Date:				
Repurchase of Share		Cancellation Date:				
Redemption of Share		Redemption Date:				
Consideration Issue	Price:	Issue and Allotment Date:				
Others: ______ (please specify)	Price:	Issue and Allotment Date:				

Total no. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: N/A

For and on behalf of
CENTRAL REGISTRATION HONG KONG LIMITED
Registrars

Remarks: ______________________

____

Authorised Signatory

Name: Joe K F Poon
Title: Manager - Client Services

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 29 February 2000

To : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Guangnan (Holdings) Limited
(Name of Company)
Joe K F Poon - Manager
Central Registration Hong Kong Limited - Share Registrars Tel No.: 2862 8522
(Name of Responsible Official)

Date : 9 March 2000

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

√ 1. Ordinary shares 2. Preference shares

3. Other classes of shares; please specify: ____________

4. Warrants; please specify: ____________

(B) Movement in Authorised Share Capital:

	No. of Ordinary Shares/ Preference Shares/ Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	1,500,000,000	0.10	150,000,000.00
Increase/(Decrease): (EGM approval date:)	N/A	N/A	N/A
Balance at close of the month:	1,500,000,000	0.10	150,000,000.00

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month:	909,508,722		
Increase/(Decrease) during the month:	N/A		
Balance at close of the month:	909,508,722		

(D) Details of Movement:

*please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
Share Option Scheme						
Exercise price: 1. HK$ 2.356	9,900,000	--	--	--	9,900,000	
2. HK$ 3.476	100,000	--	--	--	100,000	
3. HK$ 4.224	200,000	--	--	--	200,000	
4. HK$ 7.064	17,110,000	--	--	--	17,110,000	
5. HK$ 9.600	3,000,000	--	--	--	3,000,000	
6. HK$ 9.336	900,000	--	--	--	900,000	
7. HK$ 4.08	3,000,000	--	--	--	3,000,000	
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ________ *Subscription price: HK$* ________ 2. ________ *Subscription price: HK$* ________						
CONVERTIBLES* Class	Units	Converted (Units)			Units	
________ *Convertible price: HK$* ________						
OTHER ISSUES OF SHARES*						
Rights Issue	Price:	Issue and Allotment Date:				
Placing	Price:	Issue and Allotment Date:				
Bonus Issue		Issue and Allotment Date:				
Scrip Dividend		Issue and Allotment Date:				
Repurchase of Share		Cancellation Date:				
Redemption of Share		Redemption Date:				
Consideration Issue	Price:	Issue and Allotment Date:				
Others: ________ (please specify)	Price:	Issue and Allotment Date:				

Total no. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: N/A

For and on behalf of
CENTRAL REGISTRATION HONG KONG LIMITED
Registrars

Remarks: ________________________

Authorised Signatory

Name: Joe K F Poon
Title: Manager - Client Services

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 31 March 2000

To : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Guangnan (Holdings) Limited
(Name of Company)
Joe K F Poon - Manager
Central Registration Hong Kong Limited - Share Registrars Tel No.: 2862 8522
(Name of Responsible Official)

Date : 7 April 2000

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

√ 1. Ordinary shares 2. Preference shares

3. Other classes of shares; please specify: ______

4. Warrants; please specify: ______

(B) Movement in Authorised Share Capital:

	No. of Ordinary Shares/ Preference Shares/ Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	1,500,000,000	0.10	150,000,000.00
Increase/(Decrease): (EGM approval date:)	N/A	N/A	N/A
Balance at close of the month:	1,500,000,000	0.10	150,000,000.00

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month:	909,508,722		
Increase/(Decrease) during the month:	N/A		
Balance at close of the month:	909,508,722		

(D) Details of Movement:

*please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
Share Option Scheme						
Exercise price:						
1. HK$ 2.356	9,900,000	--	--	Expired	--	
2. HK$ 3.476	100,000	--	--	--	100,000	
3. HK$ 4.224	200,000	--	--	--	200,000	
4. HK$ 7.064	17,110,000	--	--	--	17,110,000	
5. HK$ 9.600	3,000,000	--	--	--	3,000,000	
6. HK$ 9.336	900,000	--	--	--	900,000	
7. HK$ 4.08	3,000,000	--	--	--	3,000,000	
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ______ *Subscription price: HK$* ______						
2. ______ *Subscription price: HK$* ______						
CONVERTIBLES* Class	Units	Converted (Units)			Units	
______ *Convertible price: HK$* ______						
OTHER ISSUES OF SHARES*						
Rights Issue	Price:	Issue and Allotment Date:				
Placing	Price:	Issue and Allotment Date:				
Bonus Issue		Issue and Allotment Date:				
Scrip Dividend		Issue and Allotment Date:				
Repurchase of Share		Cancellation Date:				
Redemption of Share		Redemption Date:				
Consideration Issue	Price:	Issue and Allotment Date:				
Others: ______ (please specify)	Price:	Issue and Allotment Date:				

Total no. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: N/A

For and on behalf of
CENTRAL REGISTRATION HONG KONG LIMITED
Registrars

Remarks: ______________________

____

Authorised Signatory

Name: Joe K F Poon
Title: Manager - Client Services

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 30 April 2000

To : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Guangnan (Holdings) Limited
(Name of Company)
Joe K F Poon - Manager
Central Registration Hong Kong Limited - Share Registrars Tel No.: 2862 8522
(Name of Responsible Official)

Date : 8 May 2000

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

√ 1. Ordinary shares 2. Preference shares

3. Other classes of shares; please specify: ______

4. Warrants; please specify: ______

(B) Movement in Authorised Share Capital:

	No. of Ordinary Shares/ Preference Shares/ Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	1,500,000,000	0.10	150,000,000.00
Increase/(Decrease): (EGM approval date:)	N/A	N/A	N/A
Balance at close of the month:	1,500,000,000	0.10	150,000,000.00

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month:	909,508,722		
Increase/(Decrease) during the month:	N/A		
Balance at close of the month:	909,508,722		

(D) Details of Movement:

*please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
Share Option Scheme *Exercise price:* 1. HK$ 3.476	100,000	--	--	Expired	--	
2. HK$ 4.224	200,000	--	--	--	200,000	
3. HK$ 7.064	17,110,000	--	--	--	17,110,000	
4. HK$ 9.600	3,000,000	--	--	--	3,000,000	
5. HK$ 9.336	900,000	--	--	--	900,000	
6. HK$ 4.08	3,000,000	--	--	--	3,000,000	
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. N/A *Subscription price: HK$* ______ 2. ______ *Subscription price: HK$* ______						
CONVERTIBLES* Class N/A	Units	Converted (Units)			Units	
______ *Convertible price: HK$* ______						
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price:	Issue and Allotment Date:				
Placing	Price:	Issue and Allotment Date:				
Bonus Issue		Issue and Allotment Date:				
Scrip Dividend		Issue and Allotment Date:				
Repurchase of Share		Cancellation Date:				
Redemption of Share		Redemption Date:				
Consideration Issue	Price:	Issue and Allotment Date:				
Others: ______ (please specify)	Price:	Issue and Allotment Date:				

Total no. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: N/A

For and on behalf of
CENTRAL REGISTRATION HONG KONG LIMITED
Registrars

Remarks: ______________________

____

Authorised Signatory

Name: Joe K F Poon
Title: Manager - Client Services

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

GNL

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 31 May 2000

To : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Guangnan (Holdings) Limited
(Name of Company)
Joe K F Poon - Manager
Central Registration Hong Kong Limited - Share Registrars Tel No.: 2862 8522
(Name of Responsible Official)

Date : 8 June 2000

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

√ 1. Ordinary shares 2. Preference shares

3. Other classes of shares; please specify: ____________

4. Warrants; please specify: ____________

(B) Movement in Authorised Share Capital:

	No. of Ordinary Shares/ Preference Shares/ Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	1,500,000,000	0.10	150,000,000.00
Increase/(Decrease): (EGM approval date:)	N/A	N/A	N/A
Balance at close of the month:	1,500,000,000	0.10	150,000,000.00

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month:	909,508,722		
Increase/(Decrease) during the month:	N/A		
Balance at close of the month:	909,508,722		

(D) Details of Movement:

*please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
Share Option Scheme						
Exercise price: 1. HK$ 4.224	200,000	--	--	100,000	100,000	
2. HK$ 7.064	17,110,000	--	--	12,390,000	4,720,000	
3. HK$ 9.600	3,000,000	--	--	1,400,000	1,600,000	
4. HK$ 9.336	900,000	--	--	580,000	320,000	
5. HK$ 4.08	3,000,000	--	--	1,400,000	1,600,000	
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. N/A *Subscription price: HK$* ______						
2. ______ *Subscription price: HK$* ______						
CONVERTIBLES* Class N/A	Units	Converted (Units)			Units	
______ *Convertible price: HK$* ______						
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price:	Issue and Allotment Date:				
Placing	Price:	Issue and Allotment Date:				
Bonus Issue		Issue and Allotment Date:				
Scrip Dividend		Issue and Allotment Date:				
Repurchase of Share		Cancellation Date:				
Redemption of Share		Redemption Date:				
Consideration Issue	Price:	Issue and Allotment Date:				
Others: ______ (please specify)	Price:	Issue and Allotment Date:				

Total no. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: ______

For and on behalf of
CENTRAL REGISTRATION HONG KONG LIMITED
Registrars

Remarks: ______________________

____

Authorised Signatory

Name: Joe K F Poon
Title: Manager - Client Services

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

GNL

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 30 June 2000

To : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Guangnan (Holdings) Limited
(Name of Company)
Joe K F Poon - Manager
Central Registration Hong Kong Limited - Share Registrars Tel No.: 2862 8522
(Name of Responsible Official)

Date : 7 July 2000

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

√ 1. Ordinary shares

2. Preference shares

3. Other classes of shares; please specify: ________

4. Warrants; please specify: ________

(B) Movement in Authorised Share Capital:

	No. of Ordinary Shares/ Preference Shares/ Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	1,500,000,000	0.10	150,000,000.00
Increase/(Decrease): (EGM approval date:)	N/A	N/A	N/A
Balance at close of the month:	1,500,000,000	0.10	150,000,000.00

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month:	909,508,722		
Increase/(Decrease) during the month:	N/A		
Balance at close of the month:	909,508,722		

(D) Details of Movement:

*please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
Share Option Scheme *Exercise price:*						
1. HK$ 4.224	200,000	--	--	100,000	100,000	
2. HK$ 7.064	17,110,000	--	--	12,390,000	4,720,000	
3. HK$ 9.600	3,000,000	--	--	1,400,000	1,600,000	
4. HK$ 9.336	900,000	--	--	580,000	320,000	
5. HK$ 4.08	3,000,000	--	--	1,400,000	1,600,000	
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. N/A *Subscription price: HK$* ______						
2. ______ *Subscription price: HK$* ______						
CONVERTIBLES* Class N/A	Units	Converted (Units)			Units	
______ *Convertible price: HK$* ______						
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price:	Issue and Allotment Date:				
Placing	Price:	Issue and Allotment Date:				
Bonus Issue		Issue and Allotment Date:				
Scrip Dividend		Issue and Allotment Date:				
Repurchase of Share		Cancellation Date:				
Redemption of Share		Redemption Date:				
Consideration Issue	Price:	Issue and Allotment Date:				
Others: ______ (please specify)	Price:	Issue and Allotment Date:				

Total no. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:

For and on behalf of
CENTRAL REGISTRATION HONG KONG LIMITED
Registrars

Remarks: ______________________

Authorised Signatory

Name: Joe K F Poon
Title: Manager - Client Services

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

GNL

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 31 July 2000

To : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Guangnan (Holdings) Limited
(Name of Company)
Joe K F Poon - Manager
Central Registration Hong Kong Limited - Share Registrars Tel No.: 2862 8522
(Name of Responsible Official)

Date : 3 August 2000

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

√ 1. Ordinary shares 2. Preference shares

3. Other classes of shares; please specify: ______

4. Warrants; please specify: ______

(B) Movement in Authorised Share Capital:

	No. of Ordinary Shares/ Preference Shares/ Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	1,500,000,000	0.10	150,000,000.00
Increase/(Decrease): (EGM approval date:)	N/A	N/A	N/A
Balance at close of the month:	1,500,000,000	0.10	150,000,000.00

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month:	909,508,722		
Increase/(Decrease) during the month:	N/A		
Balance at close of the month:	909,508,722		

(D) Details of Movement:

*please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
Share Option Scheme *Exercise price:*						
1. HK$ 4.224	100,000	--	--	---	100,000	
2. HK$ 7.064	4,720,000	--	--	---	4,720,000	
3. HK$ 9.600	1,600,000	--	--	---	1,600,000	
4. HK$ 9.336	320,000	--	--	---	320,000	
5. HK$ 4.08	1,600,000	--	--	---	1,600,000	
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. N/A *Subscription price:* *HK$* ______ 2. ______ *Subscription price:* *HK$* ______						
CONVERTIBLES* Class N/A	Units	Converted (Units)			Units	
______ *Convertible price:* *HK$* ______						
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price:	Issue and Allotment Date:				
Placing	Price:	Issue and Allotment Date:				
Bonus Issue		Issue and Allotment Date:				
Scrip Dividend		Issue and Allotment Date:				
Repurchase of Share		Cancellation Date:				
Redemption of Share		Redemption Date:				
Consideration Issue	Price:	Issue and Allotment Date:				
Others: ______ (please specify)	Price:	Issue and Allotment Date:				

Total no. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:

Remarks: ______________________

____

For and on behalf of
CENTRAL REGISTRATION HONG KONG LIMITED
Registrars

Authorised Signatory

Name: Joe K F Poon
Title: Manager - Client Services

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

GNL

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 31 August 2000

To : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Guangnan (Holdings) Limited
(Name of Company)
Joe K F Poon - Manager
Central Registration Hong Kong Limited - Share Registrars Tel No.: 2862 8522
(Name of Responsible Official)

Date : 7 September 2000

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

√ 1. Ordinary shares 2. Preference shares

3. Other classes of shares; please specify: ____________

4. Warrants; please specify: ____________

(B) Movement in Authorised Share Capital:

	No. of Ordinary Shares/ Preference Shares/ Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	1,500,000,000	0.10	150,000,000.00
Increase/(Decrease): (EGM approval date:)	N/A	N/A	N/A
Balance at close of the month:	1,500,000,000	0.10	150,000,000.00

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month:	909,508,722		
Increase/(Decrease) during the month:	N/A		
Balance at close of the month:	909,508,722		

(D) **Details of Movement:**

*please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
Share Option Scheme						
Exercise price: 1. HK$ 4.224	100,000	--	--	---	100,000	
2. HK$ 7.064	4,720,000	--	--	---	4,720,000	
3. HK$ 9.600	1,600,000	--	--	---	1,600,000	
4. HK$ 9.336	320,000	--	--	---	320,000	
5. HK$ 4.08	1,600,000	--	--	---	1,600,000	
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. N/A *Subscription price: HK$* ______ 2. ______ *Subscription price: HK$* ______						
CONVERTIBLES* Class N/A	Units	Converted (Units)			Units	
Convertible price: HK$ ______						
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price:	Issue and Allotment Date:				
Placing	Price:	Issue and Allotment Date:				
Bonus Issue		Issue and Allotment Date:				
Scrip Dividend		Issue and Allotment Date:				
Repurchase of Share		Cancellation Date:				
Redemption of Share		Redemption Date:				
Consideration Issue	Price:	Issue and Allotment Date:				
Others: ______ (please specify)	Price:	Issue and Allotment Date:				

Total no. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:

Remarks: ______________________

For and on behalf of
CENTRAL REGISTRATION HONG KONG LIMITED
Registrars

Authorised Signatory

Name: Joe K F Poon
Title: Manager - Client Services

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

GNL

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 30 September 2000

To : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Guangnan (Holdings) Limited
(Name of Company)
Joe K F Poon - Manager
Central Registration Hong Kong Limited - Share Registrars Tel No.: 2862 8522
(Name of Responsible Official)

Date : 10 October 2000

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

√ 1. Ordinary shares 2. Preference shares

3. Other classes of shares; please specify: ______

4. Warrants; please specify: ______

(B) Movement in Authorised Share Capital:

	No. of Ordinary Shares/ Preference Shares/ Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	1,500,000,000	0.10	150,000,000.00
Increase/(Decrease): (EGM approval date:)	N/A	N/A	N/A
Balance at close of the month:	1,500,000,000	0.10	150,000,000.00

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month:	909,508,722		
Increase/(Decrease) during the month:	N/A		
Balance at close of the month:	909,508,722		

(D) Details of Movement:

*please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
Share Option Scheme						
Exercise price:						
1. HK$ 4.224	100,000	--	--	---	100,000	
2. HK$ 7.064	4,720,000	--	--	---	4,720,000	
3. HK$ 9.600	1,600,000	--	--	---	1,600,000	
4. HK$ 9.336	320,000	--	--	---	320,000	
5. HK$ 4.08	1,600,000	--	--	---	1,600,000	
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. N/A *Subscription price: HK$*						
2. *Subscription price: HK$*						
CONVERTIBLES* Class N/A	Units	Converted (Units)			Units	
Convertible price: HK$						
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price:	Issue and Allotment Date:				
Placing	Price:	Issue and Allotment Date:				
Bonus Issue		Issue and Allotment Date:				
Scrip Dividend		Issue and Allotment Date:				
Repurchase of Share		Cancellation Date:				
Redemption of Share		Redemption Date:				
Consideration Issue	Price:	Issue and Allotment Date:				
Others: (please specify)	Price:	Issue and Allotment Date:				

Total no. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:

Remarks:

For and on behalf of
CENTRAL REGISTRATION HONG KONG LIMITED
Registrars

Authorised Signatory

Name: Joe K F Poon
Title: Manager - Client Services

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

...2/2

GNL

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 31 October 2000

To : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Guangnan (Holdings) Limited
(Name of Company)
Joe K F Poon - Manager
Central Registration Hong Kong Limited - Share Registrars Tel No.: 2862 8522
(Name of Responsible Official)

Date : 7 November 2000

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

√ 1. Ordinary shares 2. Preference shares

3. Other classes of shares; please specify: ______

4. Warrants; please specify: ______

(B) Movement in Authorised Share Capital:

	No. of Ordinary Shares/ Preference Shares/ Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	1,500,000,000	0.10	150,000,000.00
Increase/(Decrease): (EGM approval date:)	N/A	N/A	N/A
Balance at close of the month:	1,500,000,000	0.10	150,000,000.00

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month:	909,508,722		
Increase/(Decrease) during the month:	N/A		
Balance at close of the month:	909,508,722		

(D) Details of Movement:

*please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
Share Option Scheme						
Exercise price: 1. HK$ 4.224	100,000	--	--	---	100,000	
2. HK$ 7.064	4,720,000	--	--	---	4,720,000	
3. HK$ 9.600	1,600,000	--	--	---	1,600,000	
4. HK$ 9.336	320,000	--	--	---	320,000	
5. HK$ 4.08	1,600,000	--	--	---	1,600,000	
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. N/A *Subscription price: HK$* ______ 2. ______ *Subscription price: HK$* ______						
CONVERTIBLES* Class N/A	Units	Converted (Units)			Units	
______ *Convertible price: HK$* ______						
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price:	Issue and Allotment Date:				
Placing	Price:	Issue and Allotment Date:				
Bonus Issue		Issue and Allotment Date:				
Scrip Dividend		Issue and Allotment Date:				
Repurchase of Share		Cancellation Date:				
Redemption of Share		Redemption Date:				
Consideration Issue	Price:	Issue and Allotment Date:				
Others: ______ (please specify)	Price:	Issue and Allotment Date:				

Total no. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: ______

For and on behalf of
CENTRAL REGISTRATION HONG KONG LIMITED
Registrars

Remarks: ______________________

____

Authorised Signatory

Name: Joe K F Poon
Title: Manager - Client Services

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

...2/2

GNL

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 30 November 2000

To : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Guangnan (Holdings) Limited
(Name of Company)
Joe K F Poon - Manager
Central Registration Hong Kong Limited - Share Registrars Tel No.: 2862 8522
(Name of Responsible Official)

Date : 6 December 2000

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

√ 1. Ordinary shares 2. Preference shares

3. Other classes of shares; please specify: ____________

4. Warrants; please specify: ____________

(B) Movement in Authorised Share Capital:

	No. of Ordinary Shares/ Preference Shares/ Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	1,500,000,000	0.10	150,000,000.00
Increase/(Decrease): (EGM approval date:)	N/A	N/A	N/A
Balance at close of the month:	1,500,000,000	0.10	150,000,000.00

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month:	909,508,722		
Increase/(Decrease) during the month:	N/A		
Balance at close of the month:	909,508,722		

(D) Details of Movement:

*please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
Share Option Scheme *Exercise price:* 1. HK$ 4.224	100,000	--	--	Expired on 4-Nov-2000	0	
2. HK$ 7.064	4,720,000	--	--	---	4,720,000	
3. HK$ 9.600	1,600,000	--	--	---	1,600,000	
4. HK$ 9.336	320,000	--	--	---	320,000	
5. HK$ 4.08	1,600,000	--	--	---	1,600,000	
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. N/A *Subscription price: HK$* ______ 2. ______ *Subscription price: HK$* ______						
CONVERTIBLES* Class N/A	Units	Converted (Units)			Units	
______ *Convertible price: HK$* ______						
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price:	Issue and Allotment Date:				
Placing	Price:	Issue and Allotment Date:				
Bonus Issue		Issue and Allotment Date:				
Scrip Dividend		Issue and Allotment Date:				
Repurchase of Share		Cancellation Date:				
Redemption of Share		Redemption Date:				
Consideration Issue	Price:	Issue and Allotment Date:				
Others: ______ (please specify)	Price:	Issue and Allotment Date:				

Total no. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:

Remarks: ______________________

____

For and on behalf of
CENTRAL REGISTRATION HONG KONG LIMITED
Registrars

Authorised Signatory

Name: Joe K F Poon
Title: Manager - Client Services

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

GNL

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 31 December 2000

To : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Guangnan (Holdings) Limited
(Name of Company)
Joe K F Poon - Manager
Central Registration Hong Kong Limited - Share Registrars Tel No.: 2862 8522
(Name of Responsible Official)

Date : 5 January 2001

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

√ 1. Ordinary shares 2. Preference shares

3. Other classes of shares; please specify: ____________

4. Warrants; please specify: ____________

(B) Movement in Authorised Share Capital:

	No. of Ordinary Shares/ Preference Shares/ Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	1,500,000,000	0.10	150,000,000.00
Increase/(Decrease): (EGM approval date:)	N/A	N/A	N/A
Balance at close of the month:	1,500,000,000	0.10	150,000,000.00

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month:	909,508,722		
Increase/(Decrease) during the month:	N/A		
Balance at close of the month:	909,508,722		

(D) Details of Movement:

*please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
Share Option Scheme						
Exercise price: 1. HK$ 4.224	100,000	--	--	Expired on 4-Nov-2000	0	
2. HK$ 7.064	4,720,000	--	--	---	4,720,000	
3. HK$ 9.600	1,600,000	--	--	---	1,600,000	
4. HK$ 9.336	320,000	--	--	---	320,000	
5. HK$ 4.08	1,600,000	--	--	---	1,600,000	
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. N/A *Subscription price:* *HK$* ______						
2. ______ *Subscription price:* *HK$* ______						
CONVERTIBLES* Class N/A	Units	Converted (Units)			Units	
______ *Convertible price:* *HK$* ______						
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price:	Issue and Allotment Date:				
Placing	Price:	Issue and Allotment Date:				
Bonus Issue		Issue and Allotment Date:				
Scrip Dividend		Issue and Allotment Date:				
Repurchase of Share		Cancellation Date:				
Redemption of Share		Redemption Date:				
Consideration Issue	Price:	Issue and Allotment Date:				
Others: ______ (please specify)	Price:	Issue and Allotment Date:				

Total no. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:

For and on behalf of
CENTRAL REGISTRATION HONG KONG LIMITED
Registrars

Remarks: ______________________

____

Authorised Signatory

Name: Joe K F Poon
Title: Manager - Client Services

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

...2/2

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 31 January 2001

To : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Guangnan (Holdings) Limited
(Name of Company)
Joe K F Poon - Manager
Central Registration Hong Kong Limited - Share Registrars Tel No.: 2862 8522
(Name of Responsible Official)

Date : 7 February 2001

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

√ 1. Ordinary shares 2. Preference shares

3. Other classes of shares; please specify: ______

4. Warrants; please specify: ______

(B) Movement in Authorised Share Capital:

	No. of Ordinary Shares/ Preference Shares/ Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	15,000,000,000	0.10	1,500,000,000.00
Increase/(Decrease): (EGM approval date: 04/12/2000)	N/A	N/A	N/A
Balance at close of the month:	15,000,000,000	0.10	1,500,000,000.00

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month:	909,508,722		
Increase/(Decrease) during the month:	7,730,824,137		
Balance at close of the month:	8,640,332,859		

(D) Details of Movement:

*please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
Share Option Scheme *Exercise price:*						
1. HK$ 7.064	4,720,000	--	--	---	4,720,000	
2. HK$ 9.600	1,600,000	--	--	---	1,600,000	
3. HK$ 9.336	320,000	--	--	---	320,000	
4. HK$ 4.08	1,600,000	--	--	---	1,600,000	
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. N/A *Subscription price: HK$* ____ 2. ____ *Subscription price: HK$* ____						
CONVERTIBLES* Class N/A	Units	Converted (Units)			Units	
____ *Convertible price: HK$* ____						
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price:	Issue and Allotment Date:				
Placing	Price:	Issue and Allotment Date:				
Bonus Issue		Issue and Allotment Date:				
Scrip Dividend		Issue and Allotment Date:				
Repurchase of Share		Cancellation Date:				
Redemption of Share		Redemption Date:				
Consideration Issue	Price:	Issue and Allotment Date:				
Others: Open Offer (please specify)	Price: HK$0.10	Issue and Allotment Date: 16/01/2001				7,730,824,137
Total no. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:						7,730,824,137

For and on behalf of
CENTRAL REGISTRATION HONG KONG LIMITED
Registrars

Remarks: ____________________

____

Authorised Signatory

Name: Joe K F Poon
Title: Manager - Client Services

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

...2/2

GNL

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 28 February 2001

To : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Guangnan (Holdings) Limited
(Name of Company)
Joe K F Poon - Manager
Central Registration Hong Kong Limited - Share Registrars Tel No.: 2862 8522
(Name of Responsible Official)

Date : 8 March 2001

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

√ 1. Ordinary shares

2. Preference shares

3. Other classes of shares; please specify: ________

4. Warrants; please specify: ________

(B) Movement in Authorised Share Capital:

	No. of Ordinary Shares/ Preference Shares/ Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	15,000,000,000	0.10	1,500,000,000.00
Increase/(Decrease): (EGM approval date: 04/12/2000)	N/A	N/A	N/A
Balance at close of the month:	15,000,000,000	0.10	1,500,000,000.00

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month:	8,640,332,859		
Increase/(Decrease) during the month:	N/A		
Balance at close of the month:	8,640,332,859		

(D) Details of Movement:

*please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
Share Option Scheme *Exercise price:* 1. HK$ 7.064	4,720,000	--	--	Expired in Feb 2001	0	
2. HK$ 9.600	1,600,000	--	--	--	1,600,000	
3. HK$ 9.336	320,000	--	--	--	320,000	
4. HK$ 4.08	1,600,000	--	--	--	1,600,000	
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. N/A *Subscription price: HK$* ______ 2. ______ *Subscription price: HK$* ______						
CONVERTIBLES* Class N/A	Units	Converted (Units)			Units	
______ *Convertible price: HK$* ______						
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price:	Issue and Allotment Date:				
Placing	Price:	Issue and Allotment Date:				
Bonus Issue		Issue and Allotment Date:				
Scrip Dividend		Issue and Allotment Date:				
Repurchase of Share		Cancellation Date:				
Redemption of Share		Redemption Date:				
Consideration Issue	Price:	Issue and Allotment Date:				
Others: ______ (please specify)	Price:	Issue and Allotment Date:				

Total no. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: N/A

For and on behalf of
CENTRAL REGISTRATION HONG KONG LIMITED
Registrars

Remarks: ______________________

____

Authorised Signatory

Name: Joe K F Poon
Title: Manager - Client Services

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

GNL

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 31 March 2001

To : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Guangnan (Holdings) Limited
(Name of Company)
Joe K F Poon - Manager
Central Registration Hong Kong Limited - Share Registrars Tel No.: 2862 8522
(Name of Responsible Official)

Date : 10 April 2001

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

√ 1. Ordinary shares

2. Preference shares

3. Other classes of shares; please specify: ______

4. Warrants; please specify: ______

(B) Movement in Authorised Share Capital:

	No. of Ordinary Shares/ Preference Shares/ Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	15,000,000,000	0.10	1,500,000,000.00
Increase/(Decrease): (EGM approval date: 04/12/2000)	N/A	N/A	N/A
Balance at close of the month:	15,000,000,000	0.10	1,500,000,000.00

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month:	8,640,332,859		
Increase/(Decrease) during the month:	N/A		
Balance at close of the month:	8,640,332,859		

(D) Details of Movement:

*please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
Share Option Scheme *Exercise price:* 1. HK$ 9.600	1,600,000	--	--	--	1,600,000	
2. HK$ 9.336	320,000	--	--	--	320,000	
3. HK$ 4.08	1,600,000	--	--	--	1,600,000	
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. N/A *Subscription price: HK$* ______ 2. ______ *Subscription price: HK$* ______						
CONVERTIBLES* Class N/A	Units	Converted (Units)			Units	
______ *Convertible price: HK$* ______						
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price:	Issue and Allotment Date:				
Placing	Price:	Issue and Allotment Date:				
Bonus Issue		Issue and Allotment Date:				
Scrip Dividend		Issue and Allotment Date:				
Repurchase of Share		Cancellation Date:				
Redemption of Share		Redemption Date:				
Consideration Issue	Price:	Issue and Allotment Date:				
Others: ______ (please specify)	Price:	Issue and Allotment Date:				

Total no. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: N/A

For and on behalf of
CENTRAL REGISTRATION HONG KONG LIMITED
Registrars

Remarks: ______________________

____

Authorised Signatory

Name: Joe K F Poon
Title: Manager - Client Services

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

...2/2

GNL

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 30 April 2001

To : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Guangnan (Holdings) Limited
(Name of Company)
Joe K F Poon - Manager
Central Registration Hong Kong Limited - Share Registrars Tel No.: 2862 8522
(Name of Responsible Official)

Date : 9 May 2001

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

√ 1. Ordinary shares 2. Preference shares

3. Other classes of shares; please specify: ______

4. Warrants; please specify: ______

(B) Movement in Authorised Share Capital:

	No. of Ordinary Shares/ Preference Shares/ Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	15,000,000,000	0.10	1,500,000,000.00
Increase/(Decrease): (EGM approval date: 04/12/2000)	N/A	N/A	N/A
Balance at close of the month:	15,000,000,000	0.10	1,500,000,000.00

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month:	8,640,332,859		
Increase/(Decrease) during the month:	N/A		
Balance at close of the month:	8,640,332,859		

(D) Details of Movement:

*please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
Share Option Scheme						
Exercise price: 1. HK$ 9.600	1,600,000	--	--	--	1,600,000	
2. HK$ 9.336	320,000	--	--	--	320,000	
3. HK$ 4.08	1,600,000	--	--	--	1,600,000	
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. N/A *Subscription price: HK$* ____						
2. ____ *Subscription price: HK$* ____						
CONVERTIBLES* Class N/A	Units	Converted (Units)			Units	
____ *Convertible price: HK$* ____						
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price:	Issue and Allotment Date:				
Placing	Price:	Issue and Allotment Date:				
Bonus Issue		Issue and Allotment Date:				
Scrip Dividend		Issue and Allotment Date:				
Repurchase of Share		Cancellation Date:				
Redemption of Share		Redemption Date:				
Consideration Issue	Price:	Issue and Allotment Date:				
Others: ____ (please specify)	Price:	Issue and Allotment Date:				
Total no. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:						N/A

For and on behalf of
CENTRAL REGISTRATION HONG KONG LIMITED
Registrars

Remarks: ____________________

____

Authorised Signatory

Name: Joe K F Poon
Title: Manager - Client Services

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

GNL

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 31 May 2001

To : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Guangnan (Holdings) Limited
(Name of Company)
Joe K F Poon - Manager
Central Registration Hong Kong Limited - Share Registrars Tel No.: 2862 8522
(Name of Responsible Official)

Date : 7 June 2001

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

√ 1. Ordinary shares 2. Preference shares

3. Other classes of shares; please specify: __________

4. Warrants; please specify: __________

(B) Movement in Authorised Share Capital:

	No. of Ordinary Shares/ Preference Shares/ Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	15,000,000,000	0.10	1,500,000,000.00
Increase/(Decrease): (EGM approval date: 04/12/2000)	N/A	N/A	N/A
Balance at close of the month:	15,000,000,000	0.10	1,500,000,000.00

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month:	8,640,332,859		
Increase/(Decrease) during the month:	N/A		
Balance at close of the month:	8,640,332,859		

(D) Details of Movement:

*please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
Share Option Scheme *Exercise price:* 1. HK$ 9.336	320,000	--	--	--	320,000	
2. HK$ 4.08	1,600,000	--	--	--	1,600,000	
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. N/A *Subscription price: HK$* 2. *Subscription price: HK$*						
CONVERTIBLES* Class N/A	Units	Converted (Units)			Units	
Convertible price: HK$						
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price:	Issue and Allotment Date:				
Placing	Price:	Issue and Allotment Date:				
Bonus Issue		Issue and Allotment Date:				
Scrip Dividend		Issue and Allotment Date:				
Repurchase of Share		Cancellation Date:				
Redemption of Share		Redemption Date:				
Consideration Issue	Price:	Issue and Allotment Date:				
Others: (please specify)	Price:	Issue and Allotment Date:				

Total no. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: N/A

Remarks:

For and on behalf of
CENTRAL REGISTRATION HONG KONG LIMITED
Registrars

Authorised Signatory

Name: Joe K F Poon
Title: Manager - Client Services

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

...2/2

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 30 June 2001

To : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Guangnan (Holdings) Limited
(Name of Company)
Joe K F Poon - Manager
Central Registration Hong Kong Limited - Share Registrars Tel No.: 2862 8522
(Name of Responsible Official)

Date : 9 July 2001

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

√ 1. Ordinary shares 2. Preference shares

3. Other classes of shares; please specify: ______

4. Warrants; please specify: ______

(B) Movement in Authorised Share Capital:

	No. of Ordinary Shares/ Preference Shares/ Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	15,000,000,000	0.10	1,500,000,000.00
Increase/(Decrease): (EGM approval date: 04/12/2000)	N/A	N/A	N/A
Balance at close of the month:	15,000,000,000	0.10	1,500,000,000.00

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month:	8,640,332,859		
Increase/(Decrease) during the month:	N/A		
Balance at close of the month:	8,640,332,859		

(D) Details of Movement:
*please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
Share Option Scheme *Exercise price:* 1. HK$ 9.336 2. HK$ 4.08	 320,000 1,600,000	 – –	 – –	 – –	 320,000 1,600,000	
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. N/A *Subscription price: HK$* 2. *Subscription price: HK$*						
CONVERTIBLES* Class N/A	Units	Converted (Units)			Units	
Convertible price: HK$						
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price:	Issue and Allotment Date:				
Placing	Price:	Issue and Allotment Date:				
Bonus Issue		Issue and Allotment Date:				
Scrip Dividend		Issue and Allotment Date:				
Repurchase of Share		Cancellation Date:				
Redemption of Share		Redemption Date:				
Consideration Issue	Price:	Issue and Allotment Date:				
Others: (please specify)	Price:	Issue and Allotment Date:				

Total no. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: N/A

For and on behalf of
CENTRAL REGISTRATION HONG KONG LIMITED
Registrars

Remarks: ____________________

Authorised Signatory

Name: Joe K F Poon
Title: Manager - Client Services

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

GNL

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 31 July 2001

To : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Guangnan (Holdings) Limited
(Name of Company)
Joe K F Poon - Manager
Central Registration Hong Kong Limited - Share Registrars Tel No.: 2862 8522
(Name of Responsible Official)

Date : 7 August 2001

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

√ 1. Ordinary shares
2. Preference shares
3. Other classes of shares; please specify: ________
4. Warrants; please specify: ________

(B) Movement in Authorised Share Capital:

	No. of Ordinary Shares/ Preference Shares/ Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	15,000,000,000	0.10	1,500,000,000.00
Increase/(Decrease): (EGM approval date: 04/12/2000)	N/A	N/A	N/A
Balance at close of the month:	15,000,000,000	0.10	1,500,000,000.00

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month:	8,640,332,859		
Increase/(Decrease) during the month:	N/A		
Balance at close of the month:	8,640,332,859		

(D) Details of Movement:
*please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
Share Option Scheme Exercise price: 1. HK$ 9.336	320,000	–	–	Expired On 2-7-2001 320,000	0	
2. HK$ 4.08	1,600,000	–	–	–	1,600,000	
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. N/A Subscription price: HK$ 2. Subscription price: HK$						
CONVERTIBLES* Class N/A	Units	Converted (Units)			Units	
Convertible price: HK$						
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price:	Issue and Allotment Date:				
Placing	Price:	Issue and Allotment Date:				
Bonus Issue		Issue and Allotment Date:				
Scrip Dividend		Issue and Allotment Date:				
Repurchase of Share		Cancellation Date:				
Redemption of Share		Redemption Date:				
Consideration Issue	Price:	Issue and Allotment Date:				
Others: (please specify)	Price:	Issue and Allotment Date:				

Total no. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: N/A

For and on behalf of
CENTRAL REGISTRATION HONG KONG LIMITED
Registrars

Remarks: ____________________

Authorised Signatory
Name: Joe K F Poon
Title: Manager - Client Services

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

GNL

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 31 August 2001

To : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Guangnan (Holdings) Limited
(Name of Company)
Joe K F Poon - Manager
Central Registration Hong Kong Limited - Share Registrars Tel No.: 2862 8522
(Name of Responsible Official)

Date : 10 September 2001

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

√ 1. Ordinary shares 2. Preference shares

3. Other classes of shares; please specify: ________

4. Warrants; please specify: ________

(B) Movement in Authorised Share Capital:

	No. of Ordinary Shares/ Preference Shares/ Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	15,000,000,000	0.10	1,500,000,000.00
Increase/(Decrease): (EGM approval date: 04/12/2000)	N/A	N/A	N/A
Balance at close of the month:	15,000,000,000	0.10	1,500,000,000.00

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month:	8,640,332,859		
Increase/(Decrease) during the month:	300,000,000		
Balance at close of the month:	8,940,332,859		

(D) Details of Movement:

*please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
Share Option Scheme *Exercise price:*						
1. HK$ 4.08	1,600,000	–	–	–	1,600,000	
2. HK$ 0.1495	291,500,000	291,500,000	–	–	291,500,000	
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. N/A *Subscription price:* HK$ ______						
2. ______ *Subscription price:* HK$ ______						
CONVERTIBLES* Class N/A	Units	Converted (Units)			Units	
Convertible price: HK$ ______						
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price:	Issue and Allotment Date:				
Placing	Price:	Issue and Allotment Date:				
Bonus Issue		Issue and Allotment Date:				
Scrip Dividend		Issue and Allotment Date:				
Repurchase of Share		Cancellation Date:				
Redemption of Share		Redemption Date:				
Consideration Issue	Price:	Issue and Allotment Date:				
Others: Top Up Placing (please specify)	Price: HK$0.17	Issue and Allotment Date: 22 August 2001				300,000,000

Total no. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: **300,000,000**

For and on behalf of
CENTRAL REGISTRATION HONG KONG LIMITED
Registrars

Remarks: ______________________

____

Authorised Signatory

Name: Joe K F Poon
Title: Manager - Client Services

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

GNL

(*REVISED*) FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 30 September 2001

To : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Guangnan (Holdings) Limited
(Name of Company)
Joe K F Poon - Manager
Central Registration Hong Kong Limited - Share Registrars Tel No.: 2862 8522
(Name of Responsible Official)

Date : 12 October 2001

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

√ 1. Ordinary shares

2. Preference shares

3. Other classes of shares; please specify: ______

4. Warrants; please specify: ______

(B) Movement in Authorised Share Capital:

	No. of Ordinary Shares/ Preference Shares/ Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	15,000,000,000	0.10	1,500,000,000.00
Increase/(Decrease): (EGM approval date: 04/12/2000)	N/A	N/A	N/A
Balance at close of the month:	15,000,000,000	0.10	1,500,000,000.00

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month:	8,940,332,859		
Increase/(Decrease) during the month:	N/A		
Balance at close of the month:	8,940,332,859		

(D) Details of Movement:

*please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
Share Option Scheme *Exercise price:* 1. HK$ **0.4295	15,200,000	--	--	--	15,200,000	
2. HK$ 0.1495	291,500,000	--	--	--	291,500,000	
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. N/A *Subscription price: HK$* 2. *Subscription price: HK$*						
CONVERTIBLES* Class N/A	Units	Converted (Units)			Units	
Convertible price: HK$						
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price:	Issue and Allotment Date:				
Placing	Price:	Issue and Allotment Date:				
Bonus Issue		Issue and Allotment Date:				
Scrip Dividend		Issue and Allotment Date:				
Repurchase of Share		Cancellation Date:				
Redemption of Share		Redemption Date:				
Consideration Issue	Price:	Issue and Allotment Date:				
Others: (please specify)	Price:	Issue and Allotment Date:				

Total no. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: N/A

For and on behalf of
CENTRAL REGISTRATION HONG KONG LIMITED
Registrars

Remarks: **Adjustment

Authorised Signatory

Name: Joe K F Poon
Title: Manager - Client Services

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

GNL

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 31 October 2001

To : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Guangnan (Holdings) Limited
(Name of Company)
Joe K F Poon - Manager
Central Registration Hong Kong Limited - Share Registrars Tel No.: 2862 8522
(Name of Responsible Official)

Date : 9 November 2001

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

√ 1. Ordinary shares 2. Preference shares

3. Other classes of shares; please specify: ______

4. Warrants; please specify: ______

(B) Movement in Authorised Share Capital:

	No. of Ordinary Shares/ Preference Shares/ Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	15,000,000,000	0.10	1,500,000,000.00
Increase/(Decrease): (EGM approval date: 04/12/2000)	N/A	N/A	N/A
Balance at close of the month:	15,000,000,000	0.10	1,500,000,000.00

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month:	8,940,332,859		
Increase/(Decrease) during the month:	N/A		
Balance at close of the month:	8,940,332,859		

(D) Details of Movement:
*please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
Share Option Scheme *Exercise price:* 1. HK$ **0.4295	15,200,000	--	--	--	15,200,000	
2. HK$ 0.1495	291,500,000	--	--	--	291,500,000	
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. N/A *Subscription price: HK$*						
2. *Subscription price: HK$*						
CONVERTIBLES* Class N/A	Units	Converted (Units)			Units	
Convertible price: HK$						
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price:	Issue and Allotment Date:				
Placing	Price:	Issue and Allotment Date:				
Bonus Issue		Issue and Allotment Date:				
Scrip Dividend		Issue and Allotment Date:				
Repurchase of Share		Cancellation Date:				
Redemption of Share		Redemption Date:				
Consideration Issue	Price:	Issue and Allotment Date:				
Others: (please specify)	Price:	Issue and Allotment Date:				

Total no. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: N/A

For and on behalf of
CENTRAL REGISTRATION HONG KONG LIMITED
Registrars

Authorised Signatory

Name: Joe K F Poon
Title: Manager - Client Services

Remarks: **Adjustment

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

GNL

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 30 November 2001

To : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Guangnan (Holdings) Limited
(Name of Company)
Joe K F Poon - Manager
Central Registration Hong Kong Limited - Share Registrars Tel No.: 2862 8522
(Name of Responsible Official)

Date : 10 December 2001

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

√ 1. Ordinary shares

2. Preference shares

3. Other classes of shares; please specify: ____________

4. Warrants; please specify: ____________

(B) Movement in Authorised Share Capital:

	No. of Ordinary Shares/ Preference Shares/ Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	15,000,000,000	0.10	1,500,000,000.00
Increase/(Decrease): (EGM approval date: 04/12/2000)	N/A	N/A	N/A
Balance at close of the month:	15,000,000,000	0.10	1,500,000,000.00

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month:	8,940,332,859		
Increase/(Decrease) during the month:	1,000,000		
Balance at close of the month:	8,941,332,859		

...1/2

(D) Details of Movement:

*please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Lapsed	No. of Options	
Share Option Scheme *Exercise price:*						
1. HK$ **0.4295	15,200,000	--	--	--	15,200,000	
2. HK$ 0.1495	291,500,000	--	1,000,000	1,500,000	289,000,000	1,000,000
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. N/A *Subscription price:* *HK$*						
2. *Subscription price:* *HK$*						
CONVERTIBLES* Class N/A	Units	Converted (Units)			Units	
Convertible price: *HK$*						
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price:	Issue and Allotment Date:				
Placing	Price:	Issue and Allotment Date:				
Bonus Issue		Issue and Allotment Date:				
Scrip Dividend		Issue and Allotment Date:				
Repurchase of Share		Cancellation Date:				
Redemption of Share		Redemption Date:				
Consideration Issue	Price:	Issue and Allotment Date:				
Others: (please specify)	Price:	Issue and Allotment Date:				
Total no. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:						1,000,000

Remarks: **Adjustment

For and on behalf of
CENTRAL REGISTRATION HONG KONG LIMITED
Registrars

Authorised Signatory

Name: Joe K F Poon
Title: Manager - Client Services

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

GNL

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 31 December 2001

To : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Guangnan (Holdings) Limited
(Name of Company)
Joe K F Poon - Manager
Central Registration Hong Kong Limited - Share Registrars Tel No.: 2862 8522
(Name of Responsible Official)

Date : 8 January 2002

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

√ 1. Ordinary shares 2. Preference shares

3. Other classes of shares; please specify: ________

4. Warrants; please specify: ________

(B) Movement in Authorised Share Capital:

	No. of Ordinary Shares/ Preference Shares/ Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	15,000,000,000	0.10	1,500,000,000.00
Increase/(Decrease): (EGM approval date: 04/12/2000)	N/A	N/A	N/A
Balance at close of the month:	15,000,000,000	0.10	1,500,000,000.00

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month:	8,941,332,859		
Increase/(Decrease) during the month:	2,000,000		
Balance at close of the month:	8,943,332,859		

...1/2

(D) Details of Movement:

*please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Lapsed	No. of Options	
Share Option Scheme *Exercise price:*						
1. HK$ **0.4295	15,200,000	--	--	--	15,200,000	
2. HK$ 0.1495	289,000,000	--	2,000,000	--	287,000,000	2,000,000
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. N/A *Subscription price:* *HK$*						
2. *Subscription price:* *HK$*						
CONVERTIBLES* Class (5-year Convertible Note)	Units	Converted (Units)			Units	
Convertible price: *HK$* 0.155	1,193,548,387	---			1,193,548,387	
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price:	Issue and Allotment Date:				
Placing	Price:	Issue and Allotment Date:				
Bonus Issue		Issue and Allotment Date:				
Scrip Dividend		Issue and Allotment Date:				
Repurchase of Share		Cancellation Date:				
Redemption of Share		Redemption Date:				
Consideration Issue	Price:	Issue and Allotment Date:				
Others: (please specify)	Price:	Issue and Allotment Date:				

Total no. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: **2,000,000**

For and on behalf of
CENTRAL REGISTRATION HONG KONG LIMITED
Registrars

Remarks: **Adjustment

Authorised Signatory

Name: Joe K F Poon
Title: Manager - Client Services

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

GNL

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 31 January 2002

To : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Guangnan (Holdings) Limited
(Name of Company)
Joe K F Poon - Manager
Central Registration Hong Kong Limited - Share Registrars Tel No.: 2862 8522
(Name of Responsible Official)

Date : 6 February 2002

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

√ 1. Ordinary shares

2. Preference shares

3. Other classes of shares; please specify: ______

4. Warrants; please specify: ______

(B) Movement in Authorised Share Capital:

	No. of Ordinary Shares/ Preference Shares/ Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	15,000,000,000	0.10	1,500,000,000.00
Increase/(Decrease): (EGM approval date: 04/12/2000)	N/A	N/A	N/A
Balance at close of the month:	15,000,000,000	0.10	1,500,000,000.00

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month:	8,943,332,859		
Increase/(Decrease) during the month:	55,000,000		
Balance at close of the month:	8,998,332,859		

(D) Details of Movement:

*please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Lapsed	No. of Options	
Share Option Scheme *Exercise price:*						
1. HK$ **0.4295	15,200,000	--	--	--	15,200,000	
2. HK$ 0.1495	287,000,000	--	55,000,000	--	232,000,000	55,000,000
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. N/A *Subscription price: HK$* ____ 2. ____ *Subscription price: HK$* ____						
CONVERTIBLES* Class (5-year Convertible Note)	Units	Converted (Units)			Units	
Convertible price: HK$ 0.155	1,193,548,387	---			1,193,548,387	
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price:	Issue and Allotment Date:				
Placing	Price:	Issue and Allotment Date:				
Bonus Issue		Issue and Allotment Date:				
Scrip Dividend		Issue and Allotment Date:				
Repurchase of Share		Cancellation Date:				
Redemption of Share		Redemption Date:				
Consideration Issue	Price:	Issue and Allotment Date:				
Others: ____ (please specify)	Price:	Issue and Allotment Date:				

Total no. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: **55,000,000**

Remarks: **Adjustment

For and on behalf of
CENTRAL REGISTRATION HONG KONG LIMITED
Registrars

Authorised Signatory

Name: Joe K F Poon
Title: Manager - Client Services

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

...2/2

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 28 February 2002

To : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Guangnan (Holdings) Limited
(Name of Company)
Joe K F Poon - Manager
Central Registration Hong Kong Limited - Share Registrars Tel No.: 2862 8522
(Name of Responsible Official)

Date : 8 March 2002

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

√ 1. Ordinary shares 2. Preference shares

3. Other classes of shares; please specify: ________

4. Warrants; please specify: ________

(B) Movement in Authorised Share Capital:

	No. of Ordinary Shares/ Preference Shares/ Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	15,000,000,000	0.10	1,500,000,000.00
Increase/(Decrease): (EGM approval date: 04/12/2000)	N/A	N/A	N/A
Balance at close of the month:	15,000,000,000	0.10	1,500,000,000.00

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month:	8,998,332,859		
Increase/(Decrease) during the month:	N/A		
Balance at close of the month:	8,998,332,859		

(D) Details of Movement:

*please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Lapsed	No. of Options	
Share Option Scheme *Exercise price:* 1. HK$ **0.4295	15,200,000	--	--	Expired on 10/02/2002	15,200,000	
2. HK$ 0.1495	232,000,000	--	--	--	232,000,000	
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. N/A *Subscription price: HK$* 2. *Subscription price: HK$*						
CONVERTIBLES* Class (5-year Convertible Note)	Units	Converted (Units)			Units	
Convertible price: HK$ 0.155	1,193,548,387	---			1,193,548,387	
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price:	Issue and Allotment Date:				
Placing	Price:	Issue and Allotment Date:				
Bonus Issue		Issue and Allotment Date:				
Scrip Dividend		Issue and Allotment Date:				
Repurchase of Share		Cancellation Date:				
Redemption of Share		Redemption Date:				
Consideration Issue	Price:	Issue and Allotment Date:				
Others: (please specify)	Price:	Issue and Allotment Date:				

Total no. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: N/A

For and on behalf of
CENTRAL REGISTRATION HONG KONG LIMITED
Registrars

Authorised Signatory

Name: Joe K F Poon
Title: Manager - Client Services

Remarks: **Adjustment

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

GNL

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 31 March 2002

To : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Guangnan (Holdings) Limited
(Name of Company)
Joe K F Poon - Manager
Central Registration Hong Kong Limited - Share Registrars Tel No.: 2862 8522
(Name of Responsible Official)

Date : 8 April 2002

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

√ 1. Ordinary shares 2. Preference shares

3. Other classes of shares; please specify: ______

4. Warrants; please specify: ______

(B) Movement in Authorised Share Capital:

	No. of Ordinary Shares/ Preference Shares/ Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	15,000,000,000	0.10	1,500,000,000.00
Increase/(Decrease): (EGM approval date: 04/12/2000)	N/A	N/A	N/A
Balance at close of the month:	15,000,000,000	0.10	1,500,000,000.00

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month:	8,998,332,859		
Increase/(Decrease) during the month:	N/A		
Balance at close of the month:	8,998,332,859		

(D) Details of Movement:

*please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Lapsed	No. of Options	
Share Option Scheme *Exercise price:* 1. HK$ 0.1495	232,000,000	--	--	--	232,000,000	
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. N/A *Subscription price: HK$* 2. *Subscription price: HK$*						
CONVERTIBLES* Class (5-year Convertible Note)	Units	Converted (Units)			Units	
Convertible price: HK$ 0.155	1,193,548,387	---			1,193,548,387	
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price:	Issue and Allotment Date:				
Placing	Price:	Issue and Allotment Date:				
Bonus Issue		Issue and Allotment Date:				
Scrip Dividend		Issue and Allotment Date:				
Repurchase of Share		Cancellation Date:				
Redemption of Share		Redemption Date:				
Consideration Issue	Price:	Issue and Allotment Date:				
Others: (please specify)	Price:	Issue and Allotment Date:				

Total no. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: N/A

Remarks: ______________________

For and on behalf of
CENTRAL REGISTRATION HONG KONG LIMITED
Registrars

Authorised Signatory

Name: Joe K F Poon
Title: Manager - Client Services

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 30 April 2002

To : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Guangnan (Holdings) Limited
(Name of Company)
Joe K F Poon - Manager
Central Registration Hong Kong Limited - Share Registrars Tel No.: 2862 8522
(Name of Responsible Official)

Date : 8 May 2002

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

√ 1. Ordinary shares 2. Preference shares

3. Other classes of shares; please specify: ______

4. Warrants; please specify: ______

(B) Movement in Authorised Share Capital:

	No. of Ordinary Shares/ Preference Shares/ Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	15,000,000,000	0.10	1,500,000,000.00
Increase/(Decrease): (EGM approval date: 04/12/2000)	N/A	N/A	N/A
Balance at close of the month:	15,000,000,000	0.10	1,500,000,000.00

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month:	8,998,332,859		
Increase/(Decrease) during the month:	N/A		
Balance at close of the month:	8,998,332,859		

(D) Details of Movement:

*please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Lapsed	No. of Options	
Share Option Scheme *Exercise price:* 1. HK$ 0.1495	232,000,000	--	--	--	232,000,000	
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. N/A *Subscription price:* *HK$* 2. *Subscription price:* *HK$*						
CONVERTIBLES* Class (5-year Convertible Note)	Units	Converted (Units)			Units	
Convertible price: *HK$* 0.155	1,193,548,387	---			1,193,548,387	
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price:	Issue and Allotment Date:				
Placing	Price:	Issue and Allotment Date:				
Bonus Issue		Issue and Allotment Date:				
Scrip Dividend		Issue and Allotment Date:				
Repurchase of Share		Cancellation Date:				
Redemption of Share		Redemption Date:				
Consideration Issue	Price:	Issue and Allotment Date:				
Others: (please specify)	Price:	Issue and Allotment Date:				
Total no. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:						N/A

For and on behalf of
CENTRAL REGISTRATION HONG KONG LIMITED
Registrars

Remarks: ____________________

Authorised Signatory

Name: Joe K F Poon
Title: Manager - Client Services

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

GNL

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 31 May 2002

To : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Guangnan (Holdings) Limited
(Name of Company)
Joe K F Poon - Manager
Central Registration Hong Kong Limited - Share Registrars Tel No.: 2862 8522
(Name of Responsible Official)

Date : 10 June 2002

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

√ 1. Ordinary shares 2. Preference shares

3. Other classes of shares; please specify: ______

4. Warrants; please specify: ______

(B) Movement in Authorised Share Capital:

	No. of Ordinary Shares/ Preference Shares/ Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	15,000,000,000	0.10	1,500,000,000.00
Increase/(Decrease): (EGM approval date: 04/12/2000)	N/A	N/A	N/A
Balance at close of the month:	15,000,000,000	0.10	1,500,000,000.00

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month:	8,998,332,859		
Increase/(Decrease) during the month:	N/A		
Balance at close of the month:	8,998,332,859		

(D) Details of Movement:

*please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Lapsed	No. of Options	
Share Option Scheme *Exercise price:* 1. HK$ 0.1495	232,000,000	–	–	1,000,000	231,000,000	
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. N/A *Subscription price:* *HK$* 2. *Subscription price:* *HK$*						
CONVERTIBLES* Class (5-year Convertible Note)	Units	Converted (Units)			Units	
Convertible price: *HK$* 0.155	1,193,548,387	---			1,193,548,387	
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price:	Issue and Allotment Date:				
Placing	Price:	Issue and Allotment Date:				
Bonus Issue		Issue and Allotment Date:				
Scrip Dividend		Issue and Allotment Date:				
Repurchase of Share		Cancellation Date:				
Redemption of Share		Redemption Date:				
Consideration Issue	Price:	Issue and Allotment Date:				
Others: (please specify)	Price:	Issue and Allotment Date:				

Total no. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: N/A

Remarks:

For and on behalf of
CENTRAL REGISTRATION HONG KONG LIMITED
Registrars

Authorised Signatory (pp)

Name: Joe K F Poon
Title: Manager - Client Services

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

GNL

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 30 June 2002

To : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Guangnan (Holdings) Limited
(Name of Company)
Joe K F Poon - Manager
Computershare Hong Kong Investor Services Limited - Share Registrars Tel No.: 2862 8522
(Name of Responsible Official)

Date : 8 July 2002

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

√ 1. Ordinary shares 2. Preference shares

3. Other classes of shares; please specify: __________

4. Warrants; please specify: __________

(B) Movement in Authorised Share Capital:

	No. of Ordinary Shares/ Preference Shares/ Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	15,000,000,000	0.10	1,500,000,000.00
Increase/(Decrease): (EGM approval date: 04/12/2000)	N/A	N/A	N/A
Balance at close of the month:	15,000,000,000	0.10	1,500,000,000.00

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month:	8,998,332,859		
Increase/(Decrease) during the month:	N/A		
Balance at close of the month:	8,998,332,859		

(D) Details of Movement:

*please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Lapsed	No. of Options	
Share Option Scheme *Exercise price:* 1. HK$ 0.1495	231,000,000	--	--	--	231,000,000	
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. N/A *Subscription price:* *HK$* 2. *Subscription price:* *HK$*						
CONVERTIBLES* Class (5-year Convertible Note)	Units	Converted (Units)			Units	
Convertible price: *HK$* 0.155	1,193,548,387	322,580,646 (Redeemed on 21 June 2002)			870,967,741	
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price:	Issue and Allotment Date:				
Placing	Price:	Issue and Allotment Date:				
Bonus Issue		Issue and Allotment Date:				
Scrip Dividend		Issue and Allotment Date:				
Repurchase of Share		Cancellation Date:				
Redemption of Share		Redemption Date:				
Consideration Issue	Price:	Issue and Allotment Date:				
Others: (please specify)	Price:	Issue and Allotment Date:				

Total no. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: N/A

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars

Remarks: ______________________

Authorised Signatory

Name: Joe K F Poon
Title: Manager - Client Services

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

GNL

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 31 July 2002

To : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Guangnan (Holdings) Limited
(Name of Company)
Joe K F Poon - Manager
Computershare Hong Kong Investor Services Limited - Share Registrars Tel No.: 2862 8522
(Name of Responsible Official)

Date : 5 August 2002

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

√ 1. Ordinary shares 2. Preference shares

3. Other classes of shares; please specify: ____________

4. Warrants; please specify: ____________

(B) Movement in Authorised Share Capital:

	No. of Ordinary Shares/ Preference Shares/ Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	15,000,000,000	0.10	1,500,000,000.00
Increase/(Decrease): (EGM approval date: 04/12/2000)	N/A	N/A	N/A
Balance at close of the month:	15,000,000,000	0.10	1,500,000,000.00

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month:	8,998,332,859		
Increase/(Decrease) during the month:	N/A		
Balance at close of the month:	8,998,332,859		

(D) Details of Movement:

*please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Lapsed	No. of Options	
Share Option Scheme *Exercise price:* 1. HK$ 0.1495	231,000,000	–	–	30,000,000 (10 July 2002)	201,000,000	
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. N/A *Subscription price:* *HK$* 2. *Subscription price:* *HK$*						
CONVERTIBLES* Class (5-year Convertible Note)	Units	Converted (Units)			Units	
Convertible price: *HK$* 0.155	870,967,741	N/A			870,967,741	
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price:	Issue and Allotment Date:				
Placing	Price:	Issue and Allotment Date:				
Bonus Issue		Issue and Allotment Date:				
Scrip Dividend		Issue and Allotment Date:				
Repurchase of Share		Cancellation Date:				
Redemption of Share		Redemption Date:				
Consideration Issue	Price:	Issue and Allotment Date:				
Others: (please specify)	Price:	Issue and Allotment Date:				

Total no. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: N/A

Remarks:

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars

Authorised Signatory

Name: Joe K F Poon
Title: Manager - Client Services

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

GNL

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 31 August 2002

To : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Guangnan (Holdings) Limited
(Name of Company)
Joe K F Poon - Manager
Computershare Hong Kong Investor Services Limited - Share Registrars Tel No.: 2862 8522
(Name of Responsible Official)

Date : 6 September 2002

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

√ 1. Ordinary shares 2. Preference shares

3. Other classes of shares; please specify: ______

4. Warrants; please specify: ______

(B) Movement in Authorised Share Capital:

	No. of Ordinary Shares/ Preference Shares/ Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	15,000,000,000	0.10	1,500,000,000.00
Increase/(Decrease): (EGM approval date: 04/12/2000)	N/A	N/A	N/A
Balance at close of the month:	15,000,000,000	0.10	1,500,000,000.00

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month:	8,998,332,859		
Increase/(Decrease) during the month:	N/A		
Balance at close of the month:	8,998,332,859		

(D) Details of Movement:

*please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Lapsed	No. of Options	
Share Option Scheme *Exercise price:* 1. HK$ 0.1495	201,000,000	–	–	–	201,000,000	
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. N/A *Subscription price:* *HK$* 2. *Subscription price:* *HK$*						
CONVERTIBLES* Class (5-year Convertible Note)	Units	Converted (Units)			Units	
Convertible price: *HK$* 0.155	870,967,741	258,064,516 (Redeemed on 14 August 2002)			612,903,225	
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price:	Issue and Allotment Date:				
Placing	Price:	Issue and Allotment Date:				
Bonus Issue		Issue and Allotment Date:				
Scrip Dividend		Issue and Allotment Date:				
Repurchase of Share		Cancellation Date:				
Redemption of Share		Redemption Date:				
Consideration Issue	Price:	Issue and Allotment Date:				
Others: (please specify)	Price:	Issue and Allotment Date:				

Total no. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: N/A

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars

Authorised Signatory

Name: Joe K F Poon
Title: Manager - Client Services

Remarks:

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

...2/2

GNL